     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 7, 1997

                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                           AMERICAN TOWER CORPORATION
                (Name of Registrant as specified in its charter)

             DELAWARE                             3669                            76-0448808
   (State or other jurisdiction       (Primary Standard Industrial             (I.R.S. Employer
of incorporation or organization)     Classification Code Number)            Identification No.)

                         3411 RICHMOND AVE., SUITE 400
                              HOUSTON, TEXAS 77046
                                 (713) 693-0000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                               MARTY L. JIMMERSON
                         3411 RICHMOND AVE., SUITE 400
                              HOUSTON, TEXAS 77046
                                 (713) 693-0000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                   COPIES TO:

                  BRUCE C. HERZOG                                       DAN BUSBEE
               KEITH R. FULLENWEIDER                            LOCKE PURNELL RAIN HARRELL
              VINSON & ELKINS L.L.P.                           (A PROFESSIONAL CORPORATION)
              1001 FANNIN, SUITE 2300                          2200 ROSS AVENUE, SUITE 2200
             HOUSTON, TEXAS 70002-6760                           DALLAS, TEXAS 75201-6776
                  (713) 758-2222                                      (214) 740-8000

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. []
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. []
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. []
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. []
                        CALCULATION OF REGISTRATION FEE

==============================================================================================================
                                                                     PROPOSED
                   TITLE OF EACH CLASS OF                       MAXIMUM AGGREGATE            AMOUNT OF
                SECURITIES TO BE REGISTERED                    OFFERING PRICE(1)(2)       REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value................................       $57,500,000                $17,424
==============================================================================================================

(1) Calculated pursuant to Rule 457(o) under the Securities Act of 1933. Includes shares of Common Stock subject to the Underwriters' over-allotment option.
(2) Estimated solely for purposes of calculating the registration fee.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   SUBJECT TO COMPLETION, DATED MARCH 7, 1997

                                             SHARES

                             [AMERICAN TOWER LOGO]
                                  COMMON STOCK

     Of the            shares of Common Stock, par value $.01 per share, (the
"Common Stock") offered hereby,            shares are being sold by American
Tower Corporation ("American Tower" or the "Company") and            shares are
being sold by the Selling Stockholder. The Company will not receive any proceeds from the sale of shares by the Selling Stockholder. See "Principal and Selling Stockholders."

     Prior to this offering (the "Offering"), there has been no public market for the Common Stock of the Company. It is currently estimated that the initial
public offering price will be between $             and $             per share.
See "Underwriting" for information relating to factors to be considered in determining the initial public offering price. Application has been made for quotation of the Common Stock on the Nasdaq National Market under the symbol "ATWR."

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
================================================================================

                                                                        Proceeds to
                             Price       Underwriting    Proceeds to      Selling
                           to Public     Discount(1)     Company(2)     Stockholder
-----------------------------------------------------------------------------------
Per Share..............    $             $               $              $
Total(3)...............    $             $               $              $
===================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting expenses payable by the Company, estimated at
    $             .
(3) The Company has granted to the Underwriters a 30-day option to purchase up
    to an aggregate of              additional shares of Common Stock solely to
    cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to Public, Underwriting Discount and Proceeds to Company
    will total $             , $             and $             , respectively.
    See "Underwriting."

     The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any orders in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at
the office of Montgomery Securities on or about                         , 1997.
                            ------------------------

MONTGOMERY SECURITIES

             ALEX. BROWN & SONS
                   INCORPORATED

                                              PRUDENTIAL SECURITIES INCORPORATED

                                              , 1997

                                     [MAP]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS (AS DEFINED IN REGULATION M). FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes (i) that all numbers of shares of Common Stock and per share amounts have been adjusted to reflect a 73 for 1 stock split to be effected immediately prior to the Offering and (ii) no exercise of the Underwriters' over-allotment option. References herein to the Company or American Tower include American Tower Corporation and its subsidiaries, unless the context indicates otherwise. Prospective investors should carefully consider the information set forth in "Risk Factors" before purchasing any shares of Common Stock offered hereby.

                                  THE COMPANY

     American Tower Corporation is a leading independent owner and operator of wireless communications towers with nearly 600 towers on 550 sites in 30 states. The Company rents tower space and provides related services to wireless communications service providers, as well as operators of private networks and government agencies, for a diverse range of applications including paging, cellular, personal communications services ("PCS"), fixed microwave, specialized mobile radio ("SMR") and enhanced specialized mobile radio ("ESMR"). American Tower owns and operates towers in 45 of the top 100 metropolitan statistical areas ("MSAs") in the United States and has clusters of towers in cities such as Houston, Dallas, Baltimore, San Antonio, Atlanta, Jacksonville, Kansas City, Albuquerque and Nashville. The Company's customers include Bell South Mobility, GTE Mobilnet, Houston Cellular, Nextel, PageMart, Pagenet, Pittencrief Communications, SBC Communications, Shell Offshore, CSX Transportation, and various federal and local government agencies.

     Communications site operators have benefited in recent years from increasing demand for wireless communications services which has prompted the issuance of new wireless network licenses and construction of new wireless networks. The Company believes that the increase in demand for wireless communications is attributable to (i) the increasing mobility of the U.S. population and growing awareness of the benefits of mobile communications; (ii) technological advances in communications equipment and increasing affordability of wireless services; (iii) changes in telecommunications regulations; and (iv) business and consumer preferences for higher quality voice and data transmission. Consequently, more towers will be required to accommodate the anticipated increase in the demand for higher frequency technologies (such as PCS) which have a reduced cell range and thus require a more dense network, or "footprint," of towers. The Personal Communications Industry Association ("PCIA") estimates that there are currently 22,000 antenna sites in the U.S. for cellular and PCS alone and that this number will grow to 100,000 sites by the year 2000 as cellular systems expand coverage and PCS systems are deployed. Further, industry analysts estimate that between 1996 and 2000 total spending on infrastructure for PCS networks in the United States, including cell sites and mobile switching centers, will exceed $24 billion.

     American Tower believes that it is well positioned to capitalize on the continued growth in wireless communications. The Company's strategy for growth is to focus its internal sales and marketing activities on maximizing the capacity utilization of its towers. In addition, the Company has experience in the construction and acquisition of towers which it believes will allow the Company to increase its penetration of existing markets and expansion into new markets. The Company is currently in the process of constructing 40 towers, plans to construct as many as 35 additional towers in 1997 and has acquired or agreed to acquire 33 towers on 19 sites since the beginning of the year.

     In addition to providing multiple sites in existing and emerging markets, the Company is seeking to develop a nationally-recognized or branded solution to its customers' rental tower needs by focusing on quality customer service. Among the enhanced services offered by the Company are (i) remote monitoring capabilities which ensure compliance with Federal Communications Commission ("FCC") regulations and quickly identify breaches of customer network integrity;
(ii) regulatory compliance expertise which can accelerate a customer's speed to market by decreasing the time and costs associated with Federal Aviation Administration ("FAA"), FCC and local zoning or permitting compliance; and (iii) standardized and master licensing agreements and predictable pricing terms which simplify the contracting process. The Company believes that wireless service providers prefer to deal with a consolidated tower provider, as opposed to individual tower owners, and that providers which are expanding within existing markets or new markets are motivated to lease space from tower operators that offer a consistent level of value added service. The Company believes that the development of such customer-oriented services has contributed to its yearly customer "churn" rates of less than 1%, increased capacity utilization on existing towers and differentiation of American Tower's services from those of its competitors.

                                GROWTH STRATEGY

     In light of the increasing demand for wireless communications services and the ongoing development of new wireless technologies and networks, American Tower believes that there are significant opportunities to expand its business. The Company's growth strategy includes:

     Internal Growth through Sales and Marketing Activities. A key component of American Tower's growth strategy is to maximize the utilization of its tower sites. The Company targets wireless providers that are expanding their existing network infrastructure as well as those deploying new technologies. The Company also focuses on acquiring towers sites with underutilized capacity which it believes can be filled through the implementation of the Company's sales and marketing techniques. Because the costs of operating a tower site are largely fixed, increasing tower utilization results in improved site operating margins. When a specific tower reaches full antennae attachment capacity, American Tower is often able to construct an additional tower at the same location, enabling it to further leverage its investment in land leases, tower monitoring costs and certain initial capital expenditures, such as utilities and telephone service.

     Growth by Construction. American Tower intends to continue constructing towers to "fill in" its tower network in existing markets and to enter new markets. By locating new towers in areas identified by its customers as optimal for their network expansion requirements, the Company attempts to secure commitments for licensing space prior to commencing construction. Further, master planned communities and other neighborhoods with zoning or regulatory bodies which have previously opposed tower construction are increasingly seeking a single tower rental company which can offer an integrated and efficient tower construction plan to meet their growing wireless needs. The Company is seeking opportunities to build towers in such communities and is currently constructing five tower sites in The Woodlands, a master planned community north of Houston. The Company believes that its experience in site analysis and tower construction provides it with a competitive advantage in procuring such exclusive construction agreements.

     Growth by Acquisition. American Tower intends to continue to make strategic acquisitions in the fragmented tower rental industry. The Company will target acquisitions in markets where the Company already owns clusters of towers as well as new markets. The Company seeks to increase revenues and operating margins at acquired tower sites through expanded sales and marketing efforts, improved service and elimination of redundant overhead. The Company evaluates acquisitions using numerous criteria, including customer requirements, tower location, tower height, competition and existing capacity utilization. Acquisition candidates include local tower owners, private communication networks (such as those previously used by railroad or energy companies), independent tower rental competitors and the tower networks of wireless communications companies. In order to capitalize on industry consolidation, the Company has begun to hire additional personnel to support expanded acquisition activities.

                               COMPANY BACKGROUND

     American Tower was organized in October 1994 by an investor group led by Summit Capital Inc. of Houston and Chase Capital to acquire Bowen-Smith Corp. ("Bowen-Smith"). Bowen-Smith had been in the tower rental business since 1966, initially serving the communications tower requirements of two-way radio and microwave transmission users. At the time of the acquisition (the "Bowen-Smith Acquisition"), Bowen-Smith owned 184 towers on 175 sites located primarily in Texas, Louisiana and Oklahoma. Within the first year after the Bowen-Smith Acquisition, the Company acquired or constructed more than 75 communications towers. In December 1995, the Company acquired 103 towers from CSX Realty Development Corporation ("CSX"), and in October 1996, the Company acquired 154 towers from Prime Communication Sites Holding, LLC ("Prime").

                                  THE OFFERING

Common Stock offered by the
Company.............................               shares

Common Stock offered by the Selling
Stockholder.........................               shares

Common Stock to be outstanding after
the Offering........................               shares(1)

Use of proceeds.....................     The Company intends to use the net
                                         proceeds of the Offering to (i) repay
                                         $4.9 million of subordinated debt; (ii)
                                         redeem the Company's Series A
                                         Redeemable Preferred Stock (the "Series
                                         A Preferred Stock") for $4.5 million;
                                         and (iii) repay a portion of the
                                         outstanding indebtedness under the
                                         Company's bank credit facility (the
                                         "Credit Facility"). The Company will
                                         not receive any proceeds from the sale
                                         of shares by the Selling Stockholder.
                                         See "Use of Proceeds."

Proposed Nasdaq National Market
symbol..............................     "ATWR"
---------------

(1) Includes warrants to purchase 2,681,071 shares of Common Stock at a nominal price per share which the Company expects to be exercised prior to the consummation of the Offering and shares of Common Stock having a value of $1.0 million (based upon the initial public offering price) to be issued upon the closing of the Offering in connection with a recently completed acquisition. Excludes 456,250 shares of Common Stock issuable upon exercise of options outstanding under the Company's stock option plan. See "Management -- Stock Option Plan."

                      SUMMARY FINANCIAL AND OPERATING DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                            YEAR ENDED
                                                      OCTOBER 15,                        DECEMBER 31, 1996
                                                      1994 THROUGH    YEAR ENDED    ---------------------------
                                                      DECEMBER 31,   DECEMBER 31,                  PRO FORMA
                                                        1994(1)          1995         ACTUAL     AS ADJUSTED(2)
                                                      ------------   ------------   ----------   --------------
STATEMENTS OF OPERATIONS DATA:
Total revenues......................................   $    1,948     $    8,277    $   12,366      $15,756
Operating expenses:
  Direct tower costs................................          402          1,868         2,849        3,647
  Selling, general and administrative...............          380          1,601         2,049        2,151
  Depreciation and amortization.....................          403          1,908         2,709        3,891
                                                       ----------     ----------    ----------      -------
         Total operating expenses...................        1,185          5,377         7,607        9,689
                                                       ----------     ----------    ----------      -------
Operating income....................................          763          2,900         4,759        6,067
Interest expense, net...............................          576          3,068         3,808        3,347
Other expense.......................................           66            414           150          150
                                                       ----------     ----------    ----------      -------
Income (loss) before income taxes and extraordinary
  item..............................................          121           (582)          801        2,570
Income tax (expense) benefit........................          (50)           217          (303)        (977)
                                                       ----------     ----------    ----------      -------
Income (loss) before extraordinary item.............           71           (365)          498      $ 1,593
                                                                                                    =======
  Extraordinary loss, net(3)........................           --           (207)         (451)
                                                       ----------     ----------    ----------
  Net income (loss).................................   $       71     $     (572)   $       47
                                                       ==========     ==========    ==========
Earnings (loss) per common share:
  Income (loss) before extraordinary item...........   $              $             $               $
                                                                                                    =======
  Extraordinary loss, net...........................
                                                       ----------     ----------    ----------
  Net income (loss) per common share................   $              $             $
                                                       ==========     ==========    ==========
Weighted average common shares and common stock
  equivalents outstanding...........................
OTHER OPERATING DATA:
EBITDA(4)...........................................   $    1,166     $    4,808    $    7,468      $ 9,958
EBITDA margin(4)....................................         59.9%          58.1%         60.4%        63.2%
Tower sites:
  Beginning of period...............................          175            175           361          361
  Tower sites acquired during the period............           --            183           158          177
  Tower sites constructed during the period.........           --              3            27           27
  Tower sites disposed of during the period.........           --             --           (45)         (45)
  End of period.....................................          175            361           501          520

                                                                                DECEMBER 31, 1996
                                                                   --------------------------------------------
                                                                                                   PRO FORMA
                                                                      ACTUAL      PRO FORMA(5)   AS ADJUSTED(5)
                                                                      ------      ------------   --------------
BALANCE SHEET DATA:
Land, rental towers and related fee-based assets, net...........     $66,857        $85,673         $85,673
Total assets....................................................       75,527        95,417          95,417
Long-term debt, less current portion............................       49,771        68,661          38,161
Redeemable preferred stock......................................        4,000         4,000              --
Total stockholders' equity......................................       11,598        12,598          47,272

---------------

(1) The Company was organized in connection with the Bowen-Smith Acquisition in October 1994, at which time the book values of the assets and liabilities acquired were adjusted to their estimated fair values on the basis of purchase accounting. In addition, upon the closing of the Bowen-Smith Acquisition the Company entered into new debt and equity financing arrangements, adjusted the depreciation period for towers and related fee-based assets, outsourced its tower maintenance services and implemented other significant changes in the Company's operations. Each of these factors affects the comparability of periods prior to the Bowen-Smith Acquisition with periods since October 1994. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."
(2) Gives effect to (i) the acquisition of 154 communications towers from Prime in October 1996 (the "Prime Acquisition"); (ii) other acquisitions completed since January 1, 1996; (iii) pending acquisitions of five tower sites; and
    (iv) the application of the net proceeds from the Offering, as if each had occurred at January 1, 1996. The pro forma data does not reflect towers under construction. See "Use of Proceeds" and "Unaudited Pro Forma Condensed Consolidated Financial Information."
(3) Reflects extraordinary charges resulting from prepayment of indebtedness in both 1995 and 1996, net of related income tax benefits. See "Management's Discussion and Analysis of Financial Condition and Results of
    Operations -- Results of Operations."
(4) Earnings before interest, taxes, depreciation and amortization ("EBITDA"). Based on its experience in the tower industry, the Company believes that EBITDA is an important tool for measuring the performance of tower companies (including potential acquisition targets) in several respects, including liquidity, operating performance and leverage. In addition, lenders use EBITDA in evaluating tower companies, and substantially all of the Company's financing agreements contain covenants in which EBITDA is used as a measure of financial performance. However, EBITDA should not be considered an alternative to operating or net income as an indicator of the Company's performance or to cash flow from operations as a measure of liquidity. EBITDA Margin represents EBITDA as a percentage of total revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "-- Liquidity and Capital Resources."
(5) Gives effect to (i) the acquisitions completed since December 31, 1996 and
    (ii) pending acquisitions of five tower sites, as if each had occurred at December 31, 1996. The Pro Forma As Adjusted column also gives effect to the application of the estimated net proceeds from the Offering, as if the Offering had occurred at December 31, 1996. The pro forma data does not reflect towers under construction. See "Use of Proceeds" and "Unaudited Pro Forma Condensed Consolidated Financial Information."

                                  RISK FACTORS

     Prospective investors should consider carefully the following factors, in addition to the other information contained in this Prospectus, in evaluating the Company and its business before purchasing any shares of Common Stock offered hereby.

DEPENDENCE ON DEMAND FOR WIRELESS COMMUNICATIONS

     The demand for rental space on the Company's towers is dependent on the demand for wireless communications and demand for tower sites from wireless communication companies. The wireless communications industry, which includes paging, cellular, PCS, fixed microwave, SMR, ESMR and other wireless services, has undergone significant growth in recent years and remains highly competitive, with service providers in a variety of technologies and two or more providers of the same service within a geographic market competing for subscribers. Each type of wireless technology currently requires ground-based facilities for transmission and reception. Accordingly, in order to meet increasing subscriber demand, wireless service providers must either construct their own tower network or lease space on existing or new communications sites. The amount of leasing activity in the wireless communications industry is dependent on a number of factors beyond the Company's control, including demand for wireless services, the financial condition and access to capital of wireless providers, the strategy of wireless providers with respect to owning or leasing communications sites, government licensing of broadcast rights, changes in telecommunications regulations and general economic conditions. A slowdown in the growth of wireless communications in the United States would depress network expansion activities and reduce the demand for the Company's tower sites. In addition, a downturn in a particular wireless segment (such as paging which accounted for 34% of the Company's total revenues in 1996) as a result of technological competition or other factors beyond the control of the Company could adversely effect the demand for rental towers. Finally, advances in technology could reduce the need for tower-based transmission and reception. The occurrence of any of these factors could have a material adverse effect on the Company's financial condition and results of operations. This Prospectus contains a number of estimates by industry experts regarding expected growth rates and penetration for wireless communications technologies. There can be no assurance that these estimates will prove to be accurate. See "Business -- Industry Background."

RISKS ASSOCIATED WITH ACQUISITION STRATEGY

     The Company competes with certain wireless service providers, site developers and other independent tower owners and operators for acquisitions of towers and expects such competition to increase. The success of the Company's growth strategy is highly dependent on its ability to identify and complete acquisitions of towers. Increased competition may result in fewer acquisition opportunities for the Company as well as higher acquisition prices. No assurance can be given that the Company will be able to identify, finance and complete future acquisitions on acceptable terms. Further, there can be no assurance that the Company will be able to profitably manage and market the space on additional towers or successfully integrate acquired towers with the Company's operations and sales and marketing effort without substantial costs or delays. Acquisitions involve a number of specific risks, including the potential loss of customers and unanticipated events or liabilities, some or all of which could have a material adverse effect on the Company's financial condition and results of operations. The Company has three pending acquisitions for total consideration of $9.5 million, which are subject to certain closing conditions. There can be no assurance that the pending acquisitions will be completed. See "Unaudited Pro Forma Condensed Consolidated Financial Information."

RISKS ASSOCIATED WITH CONSTRUCTION OF NEW TOWERS

     The Company currently has 40 towers under construction and plans to complete an additional 10-35 towers by the end of 1997. The success of the Company's growth strategy is highly dependent on its ability to complete new tower construction. Such construction can be delayed by factors beyond the control of the Company, including zoning and local permitting requirements, availability of erection equipment and skilled construction personnel, and bad weather conditions. Certain communities have placed restrictions on new tower construction or have delayed granting permits required for construction. In addition, as the pace of tower construction has increased in recent years, manpower and equipment needed to erect towers have been in increasing demand. The Company's expansion plans call for a significant increase in construction activity. There can be no assurance that the Company will be able to overcome the barriers to new construction or that the number of towers planned for construction will be completed in accordance with the requirements of the Company's customers.

SUBSTANTIAL CAPITAL REQUIREMENTS AND LEVERAGE

     The Company's construction and acquisition activities will create substantial ongoing capital requirements. During 1995 and 1996, the Company made capital investments aggregating $37.8 million in site upgrades, new tower construction and tower acquisitions. The Company financed its capital expenditures through a combination of borrowings under bank credit facilities, equity issuances, seller financing and cash flow from operations. The Company had negative working capital of $1.0 million and a total debt to stockholders' equity ratio of 4.4 to 1 at December 31, 1996. Management believes that bank borrowings together with cash from operations will be sufficient to finance the Company's anticipated growth during 1997 and 1998. However, significant acquisition opportunities could create a need for additional debt or equity financing. In addition, if the Company's revenues and cash flow are not as expected, or if the Company's borrowing base is reduced as a result of operating performance, the Company may have limited ability to access necessary capital. There can be no assurance that sufficient debt or equity financing or cash generated by operations will be available to meet these requirements.

     The Company expects to continue to operate with substantial leverage. Accordingly, a significant portion of the Company's cash flow will be used to meet debt service obligations. The Credit Facility includes financial and operating covenants, including requirements that the Company maintain certain financial ratios and limitations on the Company's ability to incur certain other indebtedness, pay dividends, engage in transactions with affiliates, sell assets and engage in mergers, consolidations and other acquisitions. If the Company fails to comply with these covenants, the lenders under such agreements will be able to accelerate the maturity of the applicable indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

FINANCIAL CONDITION OF CUSTOMERS

     Wireless communications companies must make substantial capital investments and incur high fixed costs in order to enter new markets or offer new technologies or services. As a result, many of the Company's customers operate with substantial leverage, and there can be no assurance that the Company's customers will make all scheduled payments or that such payments will be made in a timely manner. The Company's tower leases generally provide for monthly payments or payments in advance by wireless communications companies, and the Company operates without accruing significant levels of accounts receivable when compared to its average monthly revenue. One of the Company's largest customers, MobileMedia, Inc., filed for protection under Chapter 11 of the Federal Bankruptcy Code in January 1997. MobileMedia, Inc. made its scheduled payment to the Company in February, but there can be no assurance that such payments will continue. Financial problems for the Company's customers could result in accounts receivable going uncollected or in the loss of a customer and the associated lease revenue. In addition, the financial condition of the Company's customers could adversely affect the ability of these customers to finance expansion activities, thereby negatively affecting the Company's growth.

COMPETITION

     The Company competes for tower customers with wireless carriers which own and operate their own tower networks and lease tower space to other carriers, site development companies which acquire space on existing towers for wireless providers and manage new tower construction, other independent tower companies and traditional local independent tower operators. Wireless service providers which own and operate their own tower networks generally are substantially larger and have greater financial resources than the Company. The Company believes that tower location and capacity, price, quality of service and density within a geographic market historically have been and will continue to be the most significant competitive factors affecting tower rental companies.

     The Company competes for acquisition and new tower construction opportunities with wireless service providers, site developers and other independent tower operating companies. The Company believes that competition for tower site acquisitions will increase and that additional competitors will enter the tower market, certain of which may have greater financial resources than the Company.

RISKS ASSOCIATED WITH DAMAGE TO TOWERS

     The Company's towers are subject to risks associated with natural disasters such as tornados, hurricanes and earthquakes. The Company maintains insurance to cover the cost of replacing damaged towers and general liability insurance to protect the Company in the event of an accident involving a tower. The Company maintains business interruption insurance on only a small number of its largest revenue-producing towers. Accordingly, damage to a tower or group of towers could result in a loss of revenue to the Company and could have a material adverse effect on the Company's results of operations. In addition, a tower accident for which the Company is uninsured or underinsured could have a material adverse effect on the Company's financial condition or results of operations.

REGULATORY COMPLIANCE AND APPROVAL

     Both the FCC and the FAA regulate towers used for wireless communications transmitters and receivers. Such regulations control siting and marking of towers and may, depending on the characteristics of the tower, require licensing of tower facilities. Wireless communications devices operating on towers are separately regulated and independently licensed based upon the regulation of the particular frequency used. All proposals to construct new antenna structures or to modify existing antenna structures are reviewed by both the FCC and the FAA to ensure that a structure will not present a hazard to aviation. Owners of wireless communications towers may have an obligation to paint towers and install lighting to conform to FCC standards and to maintain such painting and lighting. Tower owners may also bear the responsibility for notifying the FAA of any tower lighting failures. The Company generally indemnifies its customers against any failure to comply with applicable standards. Failure to comply with applicable requirements may lead to civil penalties.

     Local regulations include city or other local ordinances, zoning restrictions and restrictive covenants imposed by community developers. These regulations vary greatly, but typically require tower owners to obtain approval from local officials or community standards organizations prior to tower construction. Local regulations can delay or prevent new tower construction or site upgrade projects, thereby limiting the Company's ability to respond to customer demand. In addition, such regulations increase costs associated with new tower construction. There can be no assurance that existing regulatory policies will not adversely affect the timing or cost of new tower construction or that additional regulations will not be adopted which increase such delays or result in additional costs to the Company. Such factors could have a material adverse effect on the Company's financial condition or results of operations.

     The Company's customers may also become subject to new regulations or regulatory policies which adversely affect the demand for tower space. For example, the federal government declared a moratorium on new paging licenses for approximately six months during 1996 which negatively impacted the Company's leasing activities with its paging customers.

TITLE TO REAL PROPERTY

     The Company's real property interests relating to its tower sites consist of fee interests, leasehold interests, private easements and licenses, easements and rights-of-way granted by government entities. With respect to sites purchased in tower acquisitions, the Company generally obtains title insurance on only the most valuable fee properties and relies on title warranties from sellers with respect to other acquired properties. The Company's ability to protect its rights against persons claiming superior rights in tower sites depends on the Company's ability to (i) recover under title policies, the policy limits of which may be less than the purchase price of a particular tower site; (ii) in the absence of title insurance coverage, realize on title warranties given by tower site sellers, which warranties often terminate after the expiration of a specific period (typically one to three years); and (iii) realize on title covenants from landlords contained in lease agreements. In addition, there can be no assurance that a change in law will not affect the terms on which governmental entities have granted rights to the Company. Because of the large number of tower sites involved in the Bowen-Smith Acquisition, the Prime Acquisition and the acquisition from CSX in December 1995 (the "CSX Acquisition"), the Company's due diligence investigation was limited to review of property files maintained by the sellers and did not involve a search of real property records.

ENVIRONMENTAL MATTERS

     Under various federal, state and local environmental laws, ordinances and regulations ("environmental laws"), an owner of real estate or a lessee conducting operations thereon may become liable for the costs of investigation, removal or remediation of soil and groundwater contaminated by certain hazardous substances or wastes. Certain such laws impose cleanup responsibility and liability without regard to whether the owner or operator of the real estate or operations thereon knew of or was responsible for the contamination, and whether or not operations at the property have been discontinued or title to the property has been transferred. The owner or operator of contaminated real estate also may be subject to common law claims by third parties based on damages and costs resulting from off-site migration of the contamination. In connection with its former and current ownership or operation of certain properties, the Company may be potentially liable for environmental costs such as those discussed above.

     The Company believes it is in substantial compliance with all applicable material environmental laws. The Company has not received any written notice from any governmental authority or third party asserting, and is not otherwise aware of, any material environmental non-compliance, liability or claim relating to hazardous substances or wastes or material environmental laws. However, no assurance can be given that there are no environmental conditions for which the Company might be liable in the future or that future regulatory action, as well as compliance with future environmental laws, will not require the Company to incur costs that could have a material adverse effect on the Company's financial condition and results of operations.

RELIANCE ON EXECUTIVE OFFICERS

     The Company's business is partially dependent upon the performance and continued availability of its current executive officers. The Company does not have employment contracts with any of its executive officers. There can be no assurance that the Company will be able to retain such officers, the loss of whom could have a material adverse effect upon the Company. See "Management."

NO PRIOR PUBLIC MARKET; STOCK PRICE VOLATILITY

     Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active public market will develop or be sustained after the Offering or that the price at which the Common Stock will trade in the public market subsequent to the Offering will equal or exceed the initial public offering price. The initial public offering price for the Common Stock has been determined by negotiations among the Company, the representatives of the Selling Stockholder and the representatives of the Underwriters based on the factors described under "Underwriting." In addition, the stock market has experienced volatility that affects the market prices of companies in ways often unrelated or disproportionate to the operating performances of such companies. These market fluctuations could adversely affect the market price of the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE; POSSIBLE ADVERSE EFFECT ON FUTURE MARKET PRICES

     Sales of a substantial number of shares of Common Stock in the public market following the Offering could adversely affect the market price for the Common Stock. Based upon recently adopted amendments to Rule 144, the Company believes that all of the currently outstanding shares of Common Stock will be eligible for sale under Rule 144 by March 1998, subject to compliance with manner-of-sale, volume and other limitations of Rule 144, and that a substantial number of currently outstanding shares will be eligible for sale under Rule 144 immediately following the Offering. The Company, its directors and executive officers, certain of its stockholders (including the Selling Stockholder) and all holders of options to purchase Common Stock have agreed not to offer, sell or otherwise dispose of any shares of Common Stock or options to acquire shares of Common Stock without the prior written consent of Montgomery Securities for a period of 180 days from the date of this Prospectus. See "Shares Eligible for Future Sale" and "Underwriting."

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

     Certain provisions of the Company's Certificate of Incorporation and Bylaws could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding capital stock of the Company and could make it more difficult to consummate certain types of transactions involving an actual or potential change in control of the Company, such as mergers, tender offers and proxy contests. Pursuant to the Certificate of Incorporation, shares of the Company's Preferred Stock may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences (including the right to vote and the right to convert into Common Stock), as the Board of Directors may determine. See "Description of Capital Stock -- Preferred Stock," "-- Certain Provisions of the Certificate of Incorporation and Bylaws" and
"-- Delaware Business Combination Statute."

DILUTION

     Purchasers of the Common Stock in the Offering will sustain immediate and
substantial dilution of approximately $          per share, based upon an
assumed initial public offering price of $          per share. Dilution for this
purpose represents the difference between the per share initial public offering price of the Common Stock and the deficit in pro forma net tangible book value per share of Common Stock after the Offering. See "Dilution."

                                USE OF PROCEEDS

     The Company estimates that its net proceeds from the sale of the shares of
Common Stock offered hereby will be approximately $     million (approximately
$     million if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discount and offering expenses. The estimated net proceeds will be used to repay approximately $4.9 million in aggregate principal amount of the Company's subordinated debt, to redeem all of the shares of the Series A Preferred Stock for an aggregate redemption price of $4.5 million, and to repay borrowings under the Credit Facility.

     The subordinated debt to be repaid with the proceeds of the Offering includes $2.6 million of subordinated term notes which bear interest at 11.0% per annum, payable quarterly, with principal payable in October 2004. Such notes were issued in connection with the Prime Acquisition in October 1996. The remainder of the subordinated debt to be repaid with the Offering proceeds consists of a $2.3 million subordinated note with interest payable quarterly at 10.5% per annum. Principal under this note is payable in two equal annual installments beginning in November 2001. This note was issued in connection with the Bowen-Smith Acquisition in October 1994.

     The Credit Facility provides for borrowings of up to $60.0 million which bear interest at LIBOR plus a maximum of 275 basis points. As of December 31, 1996, $39.9 million was outstanding under the Credit Facility. Borrowings under the Credit Facility were incurred to finance the Company's acquisitions and new tower construction activity during 1995 and 1996. The Company has entered into discussions with its lenders for a new credit facility in the aggregate principal amount of $100.0 million to be entered into upon the closing of the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Stock and does not intend to pay cash dividends on the Common Stock in the foreseeable future. The Company currently intends to use its cash for the continued development of its business. In addition, the Company's Credit Facility restricts the ability of the Company to pay cash dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                    DILUTION

     The net tangible book value of the Company as of December 31, 1996 was $1.30 per share of Common Stock. Net tangible book value per share is determined by dividing the tangible net worth of the Company (tangible assets less total liabilities) by the total number of outstanding shares of Common Stock. After giving effect to the sale of the shares offered hereby and the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated expenses of the Offering), the net tangible book value
of the Company at December 31, 1996 would have been $          per share. This
represents an immediate increase in the net tangible book value of $
per share to existing stockholders and an immediate dilution (i.e., the difference between the initial public offering price and the pro forma net tangible book value after the Offering) to new investors purchasing Common Stock in the Offering. The following table illustrates the per share dilution to new
investors purchasing Common Stock in the Offering of $          per share:

Assumed initial public offering price per share....................   $
  Net tangible book value per share at December 31, 1996....  $1.30
  Increase per share attributable to new investors..........
Pro forma net tangible book value per share after the Offering.....
                                                                      --------
Dilution per share to new investors................................   $
                                                                      ========

     The following table sets forth, as of December 31, 1996, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders and by new investors:

                                                                    TOTAL CASH
                                          SHARES PURCHASED         CONSIDERATION        AVERAGE
                                         -------------------   ---------------------   PRICE PER
                                          NUMBER     PERCENT     AMOUNT      PERCENT     SHARE
                                         ---------   -------   -----------   -------   ---------
Existing stockholders..................  5,499,160         %   $10,876,000        %      $1.98
New investors..........................
                                         ---------    -----    -----------     ---
          Total........................               100.0%   $               100%
                                         =========    =====    ===========     ===

     The foregoing computations assume no exercise of outstanding stock options granted under the Company's stock option plan. A total of 456,250 shares of Common Stock have been reserved for issuance pursuant to options granted under the Company's stock option plan, of which 43,800 are exercisable at $1.37 per share and 412,450 are exercisable at $6.51 per share. See "Management -- Stock Option Plan." If the remaining shares currently subject to outstanding options under the Company's stock option plan were included in the foregoing calculations, the net tangible book value per share before the Offering would be
$          , the pro forma net tangible book value per share after the Offering
would be $          and the dilution per share to new investors would be
$          . In addition, the average price per share paid by existing
stockholders would increase to $          per share.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company (i) at December 31, 1996; (ii) on a pro forma basis giving effect to the Prime Acquisition, other acquisitions completed since December 31, 1996 and pending acquisitions; and (iii) as further adjusted to reflect the sale of the shares of Common Stock offered hereby, at an assumed initial public offering price of
$          per share, and the application of the estimated net proceeds therefrom. This table should be read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements of the Company and the notes thereto and the Unaudited Pro Forma Condensed Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus.

                                                                    AT DECEMBER 31, 1996
                                                              ---------------------------------
                                                                                     PRO FORMA
                                                              ACTUAL    PRO FORMA   AS ADJUSTED
                                                              -------   ---------   -----------
                                                                       (IN THOUSANDS)
Long-term debt, less current portion........................  $49,771     68,661      $38,161
Preferred Stock, par value $.01 per share, 5,000,000 shares
  authorized, 22,500 issued and outstanding; no shares
  issued and outstanding, as adjusted.......................    4,000      4,000           --
Stockholders' equity:
  Common Stock, par value $.01 per share, 45,000,000 shares
     authorized, 5,499,163 shares issued and outstanding;
          shares issued and outstanding, pro forma;
     shares issued and outstanding, as adjusted(1)..........       55          1
  Additional paid-in capital................................   11,997     13,051
  Accumulated deficit.......................................     (454)      (454)        (954)
                                                              -------    -------      -------
          Total stockholders' equity........................   11,598     12,598
                                                              -------    -------      -------
          Total capitalization..............................  $66,744    $95,417      $
                                                              =======    =======      =======

---------------

(1) Includes warrants to purchase 2,681,071 shares of Common Stock at a nominal price per share which the Company expects to be exercised prior to the consummation of the Offering and shares of Common Stock having a value of $1.0 million (based upon the initial public offering price) to be issued upon the closing of the Offering in connection with a recently completed acquisition. Excludes 456,250 shares of Common Stock issuable upon exercise of options outstanding under the Company's stock option plan. See "Management -- Stock Option Plan."

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     In October 1996, the Company acquired 109 towers (net of dispositions of 45 non-strategic towers) from Prime for $15.3 million. The purchase price for the Prime Acquisition consisted of $8.6 million of cash, which the Company borrowed under the Credit Facility, and the issuance of a subordinated note and shares of Common Stock. During 1996, the Company acquired four additional tower sites for an aggregate purchase price of $1.0 million. Since the beginning of 1997, the Company has acquired 14 additional tower sites in five transactions for an aggregate purchase price of $10.4 million. Each of these acquisitions was financed with borrowings under the Credit Facility. In addition, in connection with one recent acquisition the Company has agreed to issue shares of Common Stock (to be determined based on the initial public offering price in the Offering) with an aggregate value of $1.0 million to the sellers. The Company has three acquisitions pending which include five tower sites for an aggregate purchase price of $9.5 million. The Company has accounted for each of these acquisitions, and the Prime Acquisition, on the basis of purchase accounting. The Pro Forma data does not include any adjustments relating to towers under construction. The Pro Forma data also does not include any adjustment for the disposition of the 45 non-strategic towers from the Prime Acquisition because the results of such towers were immaterial to the Company's results of operations.

     The Unaudited Pro Forma Condensed Consolidated Statement of Operations (the "Pro Forma Income Statement") gives effect to the Prime Acquisition, the other acquisitions completed since January 1, 1996, the pending acquisitions and the Offering and the application of the net proceeds therefrom, as if such transactions had occurred on January 1, 1996. With respect to completed acquisitions, the Pro Forma Income Statement reflects operations from January 1, 1996 through the closing date of each acquisition; operations subsequent to the closings of the completed acquisitions are reflected in American Tower's historical statements of operations. The Pro Forma Income Statement includes only the total revenues and direct tower costs for the acquired tower sites, other than the sites acquired in the Prime Acquisition. The Company believes that the only incremental cost to the Company to produce the revenues associated with these sites is in direct tower costs and that other costs associated with the ownership and operation of the towers by the former owners are not relevant to the Company's operation of such towers. As the Prime Acquisition resulted in the acquisition of substantially all the assets of a business, full statement of operations data has been included for the Prime Acquisition, with appropriate adjustments to reflect known expense reductions that directly resulted from the acquisition. The Unaudited Pro Forma Condensed Consolidated Balance Sheet gives effect to the acquisitions completed since December 31, 1996, the pending acquisitions and the Offering and the application of the net proceeds therefrom, as if such transactions had occurred on December 31, 1996.

     The Pro Forma Income Statement is not necessarily indicative of the results of operations of the Company had such transactions actually occurred on the dates assumed, nor is the Pro Forma Income Statement necessarily indicative of the Company's future results of operations. The pro forma financial information should be read together with the Consolidated Financial Statements of the Company and Prime, including the notes thereto, included elsewhere in this Prospectus.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    YEAR ENDED DECEMBER 31, 1996
                                --------------------------------------------------------------------
                                             COMPLETED
                                           ACQUISITIONS
                                          ---------------     PENDING                     PRO FORMA
                                ACTUAL    PRIME    OTHER    ACQUISITIONS   ADJUSTMENTS   AS ADJUSTED
                                -------   ------   ------   ------------   -----------   -----------
Total revenues................  $12,366   $1,167   $1,243       $980         $    --       $15,756
Operating expenses:
  Direct tower costs..........    2,849      589      149         60              --         3,647
  Selling, general and
     administrative...........    2,049      425       --         --            (323)(A)     2,151
  Depreciation and
     amortization.............    2,709      496       --         --             686(B)      3,891
                                -------   ------   ------       ----         -------       -------
          Total operating
            expenses..........    7,607    1,510      149         60             363         9,689
                                -------   ------   ------       ----         -------       -------
Operating income (loss).......    4,759     (343)   1,094        920            (363)        6,067
Interest expense, net.........    3,808      225       --         --            (686)(C)(D)     3,347
Other expense.................      150       --       --         --              --           150
                                -------   ------   ------       ----         -------       -------
Income (loss) before income
  taxes and extraordinary
  item........................      801     (568)   1,094        920             323         2,570
Income tax (expense)
  benefit.....................     (303)      --       --         --            (674)(E)      (977)
                                -------   ------   ------       ----         -------       -------
Income (loss) before
  extraordinary item..........  $   498   $ (568)  $1,094       $920         $  (351)      $ 1,593
                                =======   ======   ======       ====         =======       =======
Weighted average common shares
  and common stock equivalents
  outstanding.................
                                =======                                      =======       =======
Income before extraordinary
  item per common share.......  $                                                          $
                                                                                    (F)
                                =======                                                    =======

NOTES TO STATEMENT OF OPERATIONS

     The Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 1996 includes the following adjustments.

    (A) A pro forma adjustment has been made to reduce selling, general and administrative expense by $323,000 to eliminate specific expenses associated with operation of the Prime tower sites prior to their acquisition by the Company that would not have been incurred had the acquisition occurred on January 1, 1996. Such cost savings relate to (i) the known termination of all management and administrative personnel of Prime; (ii) a known reduction in sales and marketing positions; and
        (iii) the known elimination of certain management fees, all of which are a direct result of the acquisition.
    (B) A pro forma adjustment has been made to reflect additional depreciation and amortization expense on the fair market value of towers and related fee-based assets and licenses and permits acquired based on a twenty-five year life. Such depreciation and amortization may change upon final allocation of the fair market value to the assets acquired.
    (C) Pro forma adjustments have been made to reflect (i) a reversal of interest expense of $225,000 on debt of Prime not assumed by the Company; (ii) an increase in interest expense of $2.4 million attributable to additional borrowings under the Credit Facility and subordinated notes to finance the acquisitions completed since January 1, 1996 and the pending acquisitions, as if each had occurred January 1, 1996; and (iii) a reduction in interest expense of $2.8 million due to the application of net Offering proceeds to repay approximately $30.5 million in subordinated and Credit Facility indebtedness. Interest is calculated, with respect to the Credit Facility, based on the weighted average rate of the Credit Facility during 1996 of 8.9% and, with respect to the subordinated notes, at stated rates of 11.0% and 10.5% per annum.
    (D) A pro forma adjustment of $59,000 has been made to eliminate the accretion of a warrant holder's "put" right as if such warrant had been exercised as of January 1, 1996 and the "put" right had expired.
    (E) A pro forma adjustment has been made to adjust the pro forma provision for income taxes to the Company's annual effective rate of 38% applied to pro forma income from continuing operations before income taxes.
    (F) A pro forma adjustment has been made to reflect (i) the issuance of the shares of Common Stock contemplated by the Offering; and (ii) the issuance of 473,113 shares of Common Stock in connection with the Prime Acquisition and shares of Common Stock with an aggregate value of $1.0 million (based upon the initial public offering price) to be issued in connection with a recently completed acquisition.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

                                                                     DECEMBER 31, 1996
                                                          ----------------------------------------
                                                                                        PRO FORMA
                                                          ACTUAL    ADJUSTMENTS        AS ADJUSTED
                                                          -------   -----------        -----------
                                              ASSETS
  Current assets........................................  $ 2,401     $    --            $ 2,401
  Land, rental towers and related fee-based assets,
     net................................................   66,857      18,816(G)          85,673
  Other.................................................    6,269       1,074(G)           7,343
                                                          -------     -------            -------
          Total assets..................................  $75,527     $19,890            $95,417
                                                          =======     =======            =======

                               LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities...................................    3,371          --              3,371
  Long-term debt, less current portion..................   49,771     (11,610)(H)(I)      38,161
  Other long-term liabilities...........................      450        (174)(J)            276
  Deferred income taxes.................................    6,337          --              6,337
  Redeemable preferred stock............................    4,000      (4,000)(I)             --
  Stockholders' equity..................................   11,598      35,674(H)(I)(J)    47,272
                                                          -------     -------            -------
          Total liabilities and stockholders' equity....  $75,527     $19,890            $95,417
                                                          =======     =======            =======

NOTES TO BALANCE SHEET

     The Unaudited Pro Forma Condensed Consolidated Balance Sheet as of December 31, 1996 reflects the following adjustments:


(G) A pro forma adjustment has been made to reflect the estimated fair market value of the assets acquired or to be acquired consisting of land, towers and related fee-based assets and licenses and permits. The assignment of fair market value to such acquired assets was based on their estimated fair market value.
(H) A pro forma adjustment has been made to reflect funding of the acquisitions completed after December 31, 1996 and the pending acquisitions consisting of (i) additional borrowings of $18.9 million under the Credit Facility and
     (ii) the issuance of Common Stock with a value of $1.0 million based upon the initial public offering price in the Offering.
(I) A pro forma adjustment has been made to reflect the issuance of shares of Common Stock contemplated by the Offering and the application of the net proceeds to (i) redeem all of the outstanding shares of Series A Preferred Stock at its redemption value of $4.5 million ($0.5 million of which by a direct charge to retained earnings for the value of related warrants) and
     (ii) to reduce the Credit Facility by $25.6 million and the subordinated notes by $4.9 million.
(J) A pro forma adjustment has been made to eliminate the Company's recorded liability of $174,000 related to a warrant holder's right to require the Company to repurchase the underlying shares of Common Stock after eight years from the date of issuance of the warrant. This adjustment was based on the assumed exercise of the warrant and subsequent sale of the Common Stock in connection with the Offering. See "Principal and Selling Stockholders."

         SELECTED CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The following table sets forth financial data of the Company as of and for each of the periods indicated. The financial data as of and for the five years ended December 31, 1996 were derived from the Consolidated Financial Statements of the Company and its Predecessor. The adjusted pro forma financial data were derived from the Pro Forma Consolidated Financial Statements included elsewhere in this Prospectus. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable. The adjusted pro forma financial information does not purport to represent what the Company's financial position or results of operations actually would have been had the acquisitions and the Offering in fact occurred on the dates assumed or to project the Company's financial position or results of operations for any future date or period. For additional information, see the Pro Forma Condensed Consolidated Financial Information included elsewhere in this Prospectus. The following table should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the notes thereto.

                                         PREDECESSOR(1)                          AMERICAN TOWER(1)
                                      ---------------------   -------------------------------------------------------
                                                                                                   YEAR ENDED
                                                JANUARY 1,    OCTOBER 15,                       DECEMBER 31, 1996
                                YEAR ENDED         1994           1994                      -------------------------
                               DECEMBER 31,       THROUGH       THROUGH       YEAR ENDED                   PRO FORMA
                             ----------------   OCTOBER 14,   DECEMBER 31,   DECEMBER 31,                     AS
                              1992     1993        1994           1994           1995         ACTUAL      ADJUSTED(2)
                             ------   -------   -----------   ------------   ------------   -----------   -----------
STATEMENTS OF OPERATIONS
  DATA:
Total revenues.............  $3,393   $ 6,744     $ 5,218      $    1,948     $    8,277    $    12,366     $15,756
Operating expenses:
  Direct tower costs.......     765     1,434       1,151             402          1,868          2,849       3,647
  Selling, general and
    administrative.........     943     2,014       2,137             380          1,601          2,049       2,151
  Depreciation and
    amortization...........   1,199     2,586       2,106             403          1,908          2,709       3,891
                             ------   -------     -------      ----------     ----------    -----------     -------
         Total operating
           expenses .......   2,907     6,034       5,394           1,185          5,377          7,607       9,689
                             ------   -------     -------      ----------     ----------    -----------     -------
Operating income (loss)....     486       710        (176)            763          2,900          4,759       6,067
Interest expense, net......     780     2,026       2,117             576          3,068          3,808       3,347
Other expenses.............     100       193          93              66            414            150         150
                             ------   -------     -------      ----------     ----------    -----------     -------
Income (loss) before income
  taxes and extraordinary
  item.....................    (394)   (1,509)     (2,386)            121           (582)           801       2,570
Income tax (expense)
  benefit..................     237       500          --             (50)           217           (303)       (977)
                             ------   -------     -------      ----------     ----------    -----------     -------
Income (loss) before
  extraordinary item.......    (157)   (1,009)     (2,386)             71           (365)           498     $ 1,593
                                                                                                            =======
Extraordinary loss,
  net(3)...................      --        --          --              --           (207)          (451)
                             ------   -------     -------      ----------     ----------    -----------
Net income (loss)..........  $ (157)  $(1,009)    $(2,386)     $       71     $     (572)   $        47
                             ======   =======     =======      ==========     ==========    ===========
Earnings per common
  share(4):
  Income (loss) before
    extraordinary item.....                                    $              $             $               $
                                                                                                            =======
  Extraordinary loss,
    net....................
                                                               ----------     ----------    -----------
  Net income (loss) per
    common share...........                                    $              $             $
                                                               ==========     ==========    ===========
Weighted average common
  shares and common stock
  equivalents
  outstanding..............

                                           PREDECESSOR(1)                 AMERICAN TOWER(1)
                                          -----------------   -----------------------------------------
                                                                  DECEMBER 31,
                                          -------------------------------------------------------------
                                                                                          1996
                                                                                  ---------------------
                                                                                             PRO FORMA
                                                                                                AS
                                           1992      1993      1994      1995     ACTUAL    ADJUSTED(5)
                                          -------   -------   -------   -------   -------   -----------
BALANCE SHEET DATA:
Land, rental towers and related
  fee-based assets, net.................  $15,463   $13,943   $35,109   $46,233   $66,857      $85,673
Total assets............................   18,343    16,600    39,599    53,782    75,527       95,417
Long-term debt, less current portion....   12,590    11,719    23,116    31,875    49,771       38,161
Redeemable preferred stock..............       --        --        --     3,633     4,000           --
Total stockholders' equity (deficit)....     (707)   (1,716)    7,496     7,424    11,598       47,272

---------------

(1) The Company was organized in connection with the Bowen-Smith Acquisition in October 1994, at which time the assets and liabilities acquired were adjusted to their estimated fair values. In addition, upon the closing of the Bowen-Smith Acquisition, the Company entered into new debt and equity financing arrangements, adjusted the depreciation period for towers and related fee-based assets, outsourced its tower maintenance services and implemented other significant changes in the Company's operations. Each of these factors affects the comparability of periods prior to the Bowen-Smith Acquisition with periods since October 1994. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."
(2) Gives effect to (i) the Prime Acquisition; (ii) other acquisitions completed since January 1, 1996; (iii) pending acquisitions of five tower sites; and
    (iv) the application of the net proceeds from the Offering, as if each had occurred at January 1, 1996. The pro forma data does not reflect towers under construction. See "Use of Proceeds" and "Pro Forma Condensed Consolidated Financial Information."
(3) Reflects extraordinary charges resulting from prepayment of indebtedness in both 1995 and 1996, net of related income tax benefits. See "Management's Discussion and Analysis of Financial Condition and Results of
    Operations -- Results of Operations."
(4) Earnings per common share data are not presented for the Predecessor period due to the change in the capital structure which occurred in October 1994 and the other factors affecting comparability subsequent to that date as discussed in note (1) above.
(5) Gives effect to (i) the acquisitions completed since December 31, 1996; (ii) pending acquisitions of five tower sites; and (iii) the application of the net proceeds from the Offering, as if each had occurred at December 31, 1996. The pro forma data does not reflect towers under construction. See "Use of Proceeds" and "Pro Forma Condensed Consolidated Financial Information."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion is intended to assist in an understanding of the Company's historical financial position and results of operations for each year of the three-year period ended December 31, 1996. The Company's Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus contain detailed information that should be read in conjunction with the following discussion. Also included in this Prospectus are Consolidated Financial Statements of Prime as of and for the year ended December 31, 1995 and Unaudited Pro Forma Condensed Consolidated Financial Information reflecting the Prime Acquisition, the Company's other acquisitions since January 1, 1996 and three pending acquisitions.

OVERVIEW

     American Tower was organized to acquire the stock of Bowen-Smith in October 1994. Bowen-Smith was a closely held company which owned and operated 175 tower sites in Texas, Louisiana and Oklahoma. At the time of the Bowen-Smith Acquisition, the book values of the acquired assets and liabilities were adjusted to their estimated fair values and the depreciation period for towers and related assets was extended to better reflect the estimated useful lives of such assets. At such time, the Company also implemented significant management and operational changes to the business. The Company outsourced its tower maintenance functions during the first quarter of 1995 which resulted in a reduction in personnel. In addition, the Company's new management undertook increased marketing activities for its existing tower network and began to pursue tower acquisitions, including opportunities outside the Company's traditional Gulf Coast market. Finally, borrowings to facilitate the Bowen-Smith Acquisition resulted in an increase in the Company's interest expense. The financial results for the Company described herein for the period prior to October 15, 1994 are the results of the Company's predecessor, Bowen-Smith, and may not be comparable to the Company's results since that date for the reasons described herein.

     During 1995 and 1996, the Company acquired 297 towers, net of dispositions. In December 1995, the Company acquired 103 towers from CSX, the real estate affiliate of the railroad transportation company. In October 1996, the Company acquired 109 towers (net of dispositions of non-strategic towers) from Prime, an independent tower operator. The remaining 85 acquired towers were purchased in 16 separate acquisitions ranging in size from one to 50 towers. In addition, during 1996 the Company began a significant tower construction program. By year-end 1996, the Company had completed construction of 30 new towers, and currently has 40 towers under construction. The Company currently owns approximately 600 towers, including those under construction.

     Since completing the Bowen-Smith Acquisition in October 1994, the Company's financial objective has been to increase revenues on existing towers through improved marketing efforts and to acquire and construct new towers which meet the Company's economic return criteria. Accordingly, the Company believes that EBITDA is a key measure of its economic performance and an indicator of the availability of funds to service indebtedness and to invest in continued internal growth and acquisition and construction opportunities. The Company's EBITDA increased from $3.1 million for the year ended December 31, 1994 to $7.5 million for the year ended December 31, 1996 (a compound annual growth rate of 56%). The Company's growth strategy and investment in additional towers has negatively affected net income during these periods primarily as a result of increased depreciation and interest expenses, and extraordinary charges related to the write off of unamortized debt financing costs. See Notes 6 and 9 of Notes to Consolidated Financial Statements.

     The Company's primary business is the rental of antenna and transmitter space on communications towers to wireless communication companies, including paging, cellular, PCS, fixed microwave, SMR and ESMR, as well as operators of private and governmental communications systems. A majority of the Company's customers enter into one-year rental agreements with the Company. Substantially all of the Company's agreements exceeding one year include price escalation and 90-day cancellation clauses. A majority of the Company's contracts provide for monthly invoicing payable on or before the tenth day of the calendar month. The Company operators have been historically characterized by (i) minimal inventory levels;

(ii) low levels of accounts receivable; and (iii) customer turnover rates of less than 1% per year (based on revenues). Accordingly, the Company has minimal working capital requirements.

     Direct tower costs consist primarily of land leases, tower inspections and maintenance, utilities, insurance and tower monitoring costs. The most significant of such costs are land leases and tower inspections and maintenance. The Company outsources its tower inspections and maintenance requirements which consist of scheduled site visits to perform ground and tower maintenance, tower and shelter inspections and inventories of installed customer equipment. On a per tower basis, the Company's direct tower costs are relatively fixed and are not subject to incremental increase as the Company adds additional customers.

     Selling, general and administrative expenses consist primarily of wages and benefits for management, sales and marketing and operations, and professional fees, advertising, travel, bad debts and office-related expenses.

     The Company's depreciation and amortization charges result primarily from the fixed capital required to operate in the tower industry and complete acquisitions and constructions. The principal components of depreciation and amortization relate to individual towers and related assets, buildings, site upgrades, computer monitoring systems and licenses and permits. In connection with the Bowen-Smith Acquisition, in order to better reflect the useful life of towers and related assets, the Company adjusted its depreciation period for such assets from 15 years to 25 years. Amortization relates to financing costs associated with the Company's credit facilities and non-competition agreements entered into in connection with the Bowen-Smith Acquisition.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, information derived from the Company's Consolidated Statements of Operations, expressed as a percentage of revenue.

                                                             PREDECESSOR          AMERICAN TOWER
                                                             -----------   ----------------------------
                                                             JANUARY 1,    OCTOBER 15,
                                                                1994           1994        YEAR ENDED
                                                               THROUGH       THROUGH      DECEMBER 31,
                                                             OCTOBER 14,   DECEMBER 31,   -------------
                                                                1994           1994       1995    1996
                                                             -----------   ------------   -----   -----
Total revenues.............................................      100%          100%        100%    100%
                                                                 ---           ---         ---     ---
Operating expenses:
  Direct tower costs.......................................       22            21          23      23
  Selling, general and administrative......................       41            20          19      17
  Depreciation and amortization............................       40            21          23      22
                                                                 ---           ---         ---     ---
          Total operating expenses.........................      103            61          65      62
                                                                 ---           ---         ---     ---
Operating income (loss)....................................       (3)           39          35      38
Interest expense, net......................................       41            30          37      31
Other expense..............................................        2             3           5       1
                                                                 ---           ---         ---     ---
Income (loss) before income taxes and extraordinary item...      (46)            6          (7)      6
Income tax (expense) benefit...............................       --            (3)          3      (2)
Extraordinary loss, net....................................       --            --           3       4
                                                                 ---           ---         ---     ---
Net income (loss)..........................................      (46%)           4%         (7%)     0%
                                                                 ===           ===         ===     ===
EBITDA.....................................................       37%           60%         58%     60%
                                                                 ===           ===         ===     ===

  Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Total revenues. Revenue growth consisted of $2.8 million attributable to increased utilization and price increases on towers owned by the Company at the beginning of 1995 or acquired during 1995 as well as the full year effect of towers acquired during 1995. Total revenues increased $4.1 million or 49% to $12.4 million in 1996 from $8.3 million in 1995. The remainder of the increase in revenues was attributable to $0.6 million associated with 159 towers acquired during 1996, $0.6 million attributable to 103 towers acquired in December 1995 and $0.1 million associated with 27 towers constructed during 1996.

     Direct tower costs. Direct tower costs increased 53% to $2.8 million in 1996 from $1.9 million in 1995. The increase in direct tower costs consisted of $0.2 million associated with 159 towers acquired during 1996, $0.7 million attributable to towers acquired during 1995 and expenses incurred during the Company's establishment of its automated tower monitoring services. As a percentage of revenues, direct tower costs remained relatively constant.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased 28% to $2.0 million in 1996 from $1.6 million in 1995. The increase was primarily from the addition of personnel related to the Company's increased sales, marketing and construction activities. The decrease as a percentage of revenues was due to operating efficiencies on existing towers as well as the construction and acquisition of new towers.

     Depreciation and amortization expense. Depreciation and amortization expense increased 42% to $2.7 million in 1996 from $1.9 million in 1995. The increase in depreciation and amortization expense of $0.8 million resulted primarily from the effect of a full year of depreciation on towers acquired in 1995.

     Interest expense. Interest expense increased 24% to $3.8 million in 1996 from $3.1 million in 1995. The increase in interest expense was due primarily to increased borrowing associated with the Company's acquisitions in 1995 and 1996 and construction of new towers in 1996.

     Income taxes. Income tax expense for 1996 was $0.3 million as compared to a benefit of $0.2 million in 1995. The Company's effective tax rate is not materially different from the statutory rate.

     Extraordinary loss. The Company recognized an extraordinary loss of $0.5 million in 1996 and $0.2 million in 1995. These losses resulted from the Company restructuring and refinancing its debt arrangements in both years in conjunction with acquisitions.

     EBITDA. As a result of the factors described above, EBITDA increased 55% to $7.5 million in 1996 from $4.8 million in 1995.

  Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     As described in "-- Overview" above, the Company completed the Bowen-Smith Acquisition on October 15, 1994. The results described herein for 1994 reflect the addition of the historical results for the Company's predecessor prior to the Bowen-Smith Acquisition with the Company's results from October 15, 1994 to year end. The changes in the Company's operating and capital structure described in "-- Overview" have a significant impact on the comparability of the results for the year ended December 31, 1994 with results for the year ended December 31, 1995.

     Total revenues. Total revenues increased 16% to $8.3 million in 1995 from $7.2 million in 1994. Revenue growth consisted of $0.4 million associated with towers acquired during 1995 and $0.7 million attributable to increased utilization and price increases on the Company's existing towers which resulted primarily from a build-up of the Company's marketing efforts during 1995.

     Direct tower costs. Direct tower costs increased 20% to $1.9 million in 1995 from $1.6 million in 1994. The increase in direct tower costs was primarily related to front-end costs associated with the Company's decision to outsource tower maintenance services effective during the second quarter of 1995.

     Selling, general and administrative expenses. Selling, general and administrative expenses decreased 36% to $1.6 million in 1995 from $2.5 million in 1994. The decrease was primarily attributable to overhead charges related to the elimination of certain management and administrative personnel.

QUARTERLY FINANCIAL DATA

     The following table sets forth certain consolidated statements of operations data of the Company for the quarterly periods shown. The unaudited quarterly information has been prepared on the same basis as the annual financial information and, in management's opinion, includes all adjustments (consisting of normal recurring accruals) necessary to present fairly the information for the quarters presented. The operating results for any quarter are not necessarily indicative of the results for the year or for any future period.

                                                                      THREE MONTHS ENDED
                                    ---------------------------------------------------------------------------------------
                                                       1995                                         1996
                                    ------------------------------------------   ------------------------------------------
                                    MARCH 31   JUNE 30   SEPT 30   DECEMBER 31   MARCH 31   JUNE 30   SEPT 30   DECEMBER 31
                                    --------   -------   -------   -----------   --------   -------   -------   -----------
                                                                        (IN THOUSANDS)
Total revenues....................   $1,927    $1,969    $2,124      $2,257       $2,585    $2,711    $3,060      $4,010
Operating expenses:
  Direct tower costs..............      364       497       512         495          595       656       717         881
  Selling, general and
    administrative................      436       395       387         383          481       454       550         564
  Depreciation and amortization...      451       481       506         470          579       595       665         870
                                     ------    ------    ------      ------       ------    ------    ------      ------
        Total operating
          expenses................    1,251     1,373     1,405       1,348        1,655     1,705     1,932       2,315
                                     ------    ------    ------      ------       ------    ------    ------      ------
Operating income..................      676       596       719         909          930     1,006     1,128       1,695
Interest expense, net.............      681       703       782         902          865       869       896       1,178
Other expense.....................      109        80        61         164           37        38        38          37
                                     ------    ------    ------      ------       ------    ------    ------      ------
Income (loss) before income taxes
  and extraordinary item..........     (114)     (187)     (124)       (157)          28        99       194         480
Income tax (expense) benefit......       43        70        46          58          (10)      (38)      (73)       (182)
                                     ------    ------    ------      ------       ------    ------    ------      ------
Income (loss) before extraordinary
  item............................   $  (71)   $ (117)   $  (78)     $  (99)      $   18    $   61    $  121      $  298
                                     ======    ======    ======      ======       ======    ======    ======      ======
EBITDA............................   $1,127    $1,077    $1,225      $1,379       $1,509    $1,601    $1,793      $2,565
                                     ======    ======    ======      ======       ======    ======    ======      ======

     The following table illustrates the above quarterly amounts as a percent of total revenues.

                                                                      THREE MONTHS ENDED
                                    ---------------------------------------------------------------------------------------
                                                       1995                                         1996
                                    ------------------------------------------   ------------------------------------------
                                    MARCH 31   JUNE 30   SEPT 30   DECEMBER 31   MARCH 31   JUNE 30   SEPT 30   DECEMBER 31
                                    --------   -------   -------   -----------   --------   -------   -------   -----------
Total revenues....................      100%      100%      100%        100%         100%      100%      100%        100%
Operating expenses:
  Direct tower costs..............       19        25        24          22           23        24        23          22
  Selling, general and
    administrative................       23        20        18          17           19        17        18          14
  Depreciation and amortization...       23        24        24          21           22        22        22          22
                                     ------    ------    ------      ------       ------    ------    ------      ------
        Total operating
          expenses................       65        70        66          60           64        63        63          58
Operating income..................       35        30        34          40           36        37        37          42
Interest expense, net.............       35        36        37          40           33        32        29          29
Other expense.....................        6         4         3           7            1         1         1           1
                                     ------    ------    ------      ------       ------    ------    ------      ------
Income (loss) before income taxes
  and extraordinary item..........       (6)       (9)       (6)         (7)           1         4         6          12
Income tax (expense) benefit......        2         4         2           3            0        (1)       (2)         (5)
                                     ------    ------    ------      ------       ------    ------    ------      ------
Income (loss) before extraordinary
  item............................       (4)%      (6)%      (4)%        (4)%          1%        2%        4%          7%
                                     ======    ======    ======      ======       ======    ======    ======      ======
EBITDA............................       58%       55%       58%         61%          58%       59%       59%         64%
                                     ======    ======    ======      ======       ======    ======    ======      ======

LIQUIDITY AND CAPITAL RESOURCES

     The Company has historically funded its operations, acquisitions and construction of towers and site upgrade capital expenditures from bank borrowings, cash flow from operations, private placements of equity securities and the issuance of subordinated notes to sellers of tower sites. The Company had a working capital deficit of $1.0 million and $0.8 million, respectively, as of December 31, 1996 and 1995. The Company's ratio of total debt to stockholders' equity was 4.29 to 1 as of December 31, 1996 compared with 4.29 to 1 at year-end 1995. On an as adjusted basis to reflect the acquisitions completed since January 1, 1997, the acquisition which is currently pending and the Offering, the Company had a working capital deficit of $1.0 million and a total debt to stockholders' equity of 0.8 to 1 at December 31, 1996.

     The Company's primary sources of funds have been as follows:

                                              OCTOBER 15 TO    YEAR ENDED     YEAR ENDED
                                              DECEMBER 31,    DECEMBER 31,   DECEMBER 31,
                                                  1994            1995           1996
                                              -------------   ------------   ------------
Bank borrowings.............................      $21,000        $ 4,600        $21,600
Seller financing............................        4,500          7,300          2,600
Sales of Preferred Stock....................           --          4,100            400
Sales of Common Stock.......................        6,800             --          4,100
Net cash provided by operating activities...          300          1,600          3,100
                                                  -------        -------        -------
                                                  $32,600        $17,600        $31,800
                                                  =======        =======        =======

     The Company's principal operating subsidiary is the borrower under a $60.0 million Credit Facility which is guaranteed by the Company. At December 31, 1996, outstanding borrowings under the Credit Facility were $39.9 million. Borrowings under the Credit Facility currently bear interest at LIBOR plus a maximum of 275 basis points. The Credit Facility is divided between a $37.0 million term loan and a $23.0 million revolving line of credit. The term loan requires principal amortization beginning in 1999 with quarterly payments totaling $5.6 million in 1999, $7.4 million in 2000 and 2001, $9.3 million in 2002 and $7.3 million in 2003. The maximum amount outstanding under the revolving credit facility is required to be reduced quarterly beginning in January 1999 with a final maturity in October 2003. The Company has begun discussions with its lenders regarding a new credit facility to provide for borrowings of up to $100.0 million. If agreed to, the new credit facility would be effective upon the consummation of the Offering. The Credit Facility includes, and any new credit facility would be expected to include, financial and operating covenants, including requirements that the Company maintain certain financial ratios and limitations on the Company's ability to incur certain other indebtedness, pay dividends, engage in transactions with affiliates, sell assets and engage in mergers, consolidations and other acquisitions. In addition, the Credit Facility requires the Company to apply a certain portion of the proceeds of any equity offering to prepay borrowings under the Credit Facility. The Company believes, based on initial discussions with its lenders, that the terms of the new credit facility, specifically those that relate to scheduled repayments, pricing, collateral, financial covenants and availability of borrowings, will be similar or more favorable to the Company than the terms of the existing Credit Facility.

     The Company has used subordinated seller financing in several of its tower acquisitions. The Company issued a subordinated note to a seller in the Bowen-Smith Acquisition which has a current aggregate principal amount of $2.3 million and bears interest at 10.5% per annum. Principal under this note is repayable in two equal annual installments commencing in November 2001. The Company issued subordinated notes to the sellers of Prime which currently have an aggregate principal amount of $2.6 million, bear interest at 11% per annum and mature in October 2004. The effective interest rates on the notes issued in the Prime Acquisition automatically increase after an initial public offering if such notes are not prepaid at the time of the Offering. The Company intends to repay each of the subordinated notes issued in connection with the Bowen-Smith Acquisition and the Prime Acquisition with proceeds of the Offering.

     The Company issued a subordinated note to CSX in connection with the acquisition of tower sites in December 1995. This note is non-interest bearing and has an aggregate principal amount of $6.3 million. The note is repayable in annual installments of $1.0 million each in December 1997, 1998 and 1999 and in a final payment of $3.3 million in December 2000.

     In December 1995, the Company issued 22,500 shares of its Series A Preferred Stock, together with warrants to purchase 1,642,500 shares of Common Stock at a nominal exercise price per share, in a private placement to its existing stockholders. The Company received proceeds of $4.5 million in exchange for the securities, which is equal to the redemption and liquidation value of the Series A Preferred Stock. The proceeds were used to pay part of the purchase price for the CSX Acquisition and for general working capital purposes. All of the shares of the Series A Preferred Stock will be redeemed with the proceeds of the Offering, and the Company expects that all of the outstanding warrants to purchase Common Stock will be exercised. For additional information regarding the Series A Preferred Stock, see "Description of Capital Stock -- Preferred Stock."

     Beginning with the Bowen-Smith Acquisition, the Company has made significant capital investments in site upgrades, new tower construction and tower acquisitions. The following table describes the Company expenditures, including the Bowen-Smith Acquisition, since October 1994:

                                                             CAPITAL EXPENDITURES
                                                  -------------------------------------------
                                                  OCTOBER 15 TO     YEAR ENDED DECEMBER 31,
                                                  DECEMBER 31,    ---------------------------
                                                      1994            1995           1996
                                                  -------------   ------------   ------------
Construction and Site Upgrades..................     $   400        $ 1,900        $ 7,800
Acquisitions....................................      31,300         12,700         15,400
                                                     -------        -------        -------
                                                     $31,700        $14,600        $23,200
                                                     =======        =======        =======

     The Company has budgeted site upgrade and new construction activities for fiscal 1997 of approximately $10 million. The Company's actual levels of capital expenditures relative to new sites may vary from these estimates depending upon the availability of suitable construction opportunities. In addition, since the beginning of 1997, the Company has expended approximately $10.4 million in conjunction with the acquisition of existing tower sites. The Company also presently has pending acquisitions of existing sites totaling $9.5 million. While the Company continually reviews acquisition opportunities, the Company is unable to estimate the total amount expected to be expended on acquisitions of existing sites due to the inability to predict the availability of economically viable acquisition opportunities. The Company believes that bank borrowings and cash flow from operations will be sufficient to finance debt service obligations and budgeted capital expenditures during 1997. However, because the Company's acquisition and construction opportunities can be unpredictable resulting in additional capital requirements, the Company may seek additional debt or equity financing as required. There can be no assurance that such financings will be available on terms the Company considers acceptable.

                                    BUSINESS
THE COMPANY


     American Tower is a leading independent owner and operator of wireless communications towers with nearly 600 towers on 550 sites in 30 states. The Company rents tower space and provides related services to wireless communications service providers, as well as operators of private networks and government agencies, for a diverse range of applications including paging, cellular, PCS, fixed microwave, SMR and ESMR. American Tower owns and operates towers in 45 of the top 100 MSAs in the United States and has clusters of towers in cities such as Houston, Dallas, Baltimore, San Antonio, Atlanta, Jacksonville, Kansas City, Albuquerque and Nashville. The Company's customers include Bell South Mobility, GTE Mobilnet, Houston Cellular, Nextel, PageMart, Pagenet, Pittencrief Communications, SBC Communications, Shell Offshore, CSX Transportation and various federal and local government agencies.



     American Tower believes that it is well positioned to capitalize on the continued growth in wireless communications. The Company's strategy for growth is to focus its internal sales and marketing activities on maximizing the capacity utilization of its towers. In addition, the Company has experience in the construction and acquisition of towers which it believes will allow the Company to increase its penetration of existing markets and expansion into new markets. The Company is currently in the process of constructing 40 towers, plans to construct as many as 35 additional towers in 1997 and has acquired or agreed to acquire 33 towers on 19 sites since the beginning of the year.



     American Tower was organized in October 1994 by an investor group led by Summit Capital Inc. of Houston and Chase Capital to acquire Bowen-Smith. Bowen-Smith had been in the tower rental business since 1966, initially serving the communications tower requirements of two-way radio and microwave transmission users. At the time of the Bowen-Smith Acquisition, Bowen-Smith owned 184 towers on 175 sites located primarily in Texas, Louisiana and Oklahoma. Within the first year after the Bowen-Smith Acquisition, the Company acquired or constructed more than 75 communications towers. In December 1995, the Company acquired 103 towers from CSX, and in October 1996, the Company acquired 154 towers from Prime.


     The Company's principal executive offices are located at 3411 Richmond Ave., Suite 400, Houston, Texas, 77046 and its telephone number is (713) 693-0000.

INDUSTRY BACKGROUND

  Overview


     Communications site operators have benefited in recent years from increasing demand for wireless communications services which has prompted the issuance of new wireless network licenses and construction of new wireless networks. The Company believes that the increase in demand for wireless communications is attributable to (i) the increasing mobility of the U.S. population and growing awareness of the benefits of mobile communications; (ii) technological advances in communications equipment and increasing affordability of wireless services; (iii) changes in telecommunications regulations; and (iv) business and consumer preferences for higher quality voice and data transmission. Consequently, more towers will be required to accommodate the anticipated increase in the demand for higher frequency technologies (such as PCS) which have a reduced cell range and thus require a more dense network, or "footprint," of towers. PCIA estimates that there are currently 22,000 antenna sites in the U.S. for cellular and PCS alone and that this number will grow to 100,000 sites by the year 2000 as cellular systems expand coverage and PCS systems are deployed. Further, industry analysts estimate that between 1996 and 2000 total spending on infrastructure for PCS networks in the United States, including cell sites and mobile switching centers, will exceed $24 billion.


  Types of Wireless Communications


     Paging. In recent years, the paging industry has been characterized by substantial growth and technological development. Traditional paging services have advanced rapidly from tone-only and analog to sophisticated digital alphanumeric devices. Paralleling this product evolution and a reduction in related service and product costs, the market for paging services has grown from a base of largely specialized users, such as doctors and other professionals with time-sensitive needs, to the mass consumer market. Industry sources estimate that the number of paging subscribers in the U.S. was 41.1 million at the end of 1996 and is estimated to grow to 61.9 million by 2001.

     Future technological developments in the paging industry may include new paging services such as "confirmation" or "response" paging, which will have the ability to send a message back to the subscriber from the paging system that confirms the receipt of a paging message, digitized voice paging, two-way paging and notebook and sub-notebook computer wireless data applications. In addition to the above enhanced services, the penetration of paging into the mass market is expected to continue as retail distribution expands and as local, regional and national non-paging telecommunications service providers seek to bundle paging services with their existing products.

     Cellular. Mobile cellular telephone service has been one of the fastest growing market segments within the telecommunications industry. According to Paul Kagan Associates, Inc., an industry research firm, the number of cellular users in the U.S. was 44.3 million at December 1996.

     The FCC has divided the United States into 306 MSAs and 428 rural service areas for a total of 734 cellular markets and allocated spectrum to license two systems in each market. As cellular systems mature and more subscribers are added, the effective radiated power of the cell site transmitter is reduced so frequencies can be reused at closer intervals, thereby increasing subscriber capacity. In order to increase network capacity, compete with emerging PCS providers and accommodate the conversion from analog cellular service to digital cellular service, cellular operators are re-engineering their networks into smaller and more numerous cells, resulting in increased demand for antennae sites. While cellular operators have historically constructed and operated many of their own towers, the Company believes that growing demand for antennae sites, along with increasing capital requirements for, and restrictions on, new tower construction, will make independently owned rental towers an increasingly important component of cellular communications networks.

     PCS. Broadcast PCS systems are similar to cellular systems but operate in a higher frequency band. As a result, PCS operators will require more tower sites as compared to cellular operators as they build their systems to provide coverage in their service areas. For licensing purposes, the FCC has divided the United States into 51 major trading areas ("MTAs") and 493 basic trading areas ("BTAs") and has allocated spectrum for two licenses in each MTA and four licenses in each BTA. The FCC completed the first auctions of PCS licenses (A- and B-blocks) in March 1995, at which time 99 licenses were granted for MTAs. The initial buildout of PCS is focused on the MTAs, and PCS usage is growing rapidly. According to industry estimates, total broadband PCS subscribers in the U.S. were approximately 349,000 at the end of 1996 and will grow to approximately 18.6 million by the year 2001.

     The FCC completed its auction of PCS licenses in January 1997. The winning bidders in the six auction blocks spent an aggregate of $19.7 billion for PCS licenses. FCC rules governing the build-out requirements of the PCS licenses require 30 MHz block holders (A-, B- and C-blocks) to build network facilities to cover one-third of the service area population within five years and two-thirds of the service area population within ten years. Ten MHz (D-, E- and F-block) licensees are required to build network facilities to cover one-quarter of the service area population within five years. Industry analysts estimate that between 1996 and 2000, total spending on investment for PCS networks in the United States, including cell sites and mobile switching centers, will exceed $24 billion.

     SMR/ESMR. Specialized Mobile Radio is a mobile communication service that relies on specialized mobile radio frequencies that have been historically limited to two-way voice communications in small local networks (such as for taxi or messenger dispatch, remote credit card verification and telemetering). As a result of advances in digital technology, ESMR operators have begun to design and deploy digital mobile networks that increase the frequency capacity of ESMR systems to a level that may be competitive with that of cellular systems. A limited number of ESMR operators have recently begun offering short messaging, data services and interconnected voice and data telephone services on a limited basis.

     Other. Wireless cable (LMDS, MMDS), wireless local loop (a system that eliminates the need for a wire loop connecting users to the public switched telephone network) and wireless high-speed data services represent other areas of the wireless communications industry being developed by operators in the U.S. and abroad.

     The following table sets forth various industry estimates regarding projected subscriber growth and penetration rates by type of wireless communication system. There can be no assurance that these estimates will prove to be accurate.

         PROJECTED WIRELESS COMMUNICATIONS SUBSCRIBER GROWTH RATES (1)

                                            ESTIMATED        PROJECTED                         PROJECTED
                                          SUBSCRIBERS --   SUBSCRIBERS --     COMPOUND       PENETRATION OF
                                               1996             2001        ANNUAL GROWTH   U.S. POPULATION
 TYPE OF WIRELESS COMMUNICATIONS SYSTEM   (IN MILLIONS)    (IN MILLIONS)        RATE            IN 2001
 --------------------------------------   --------------   --------------   -------------   ---------------
Paging..................................       41.1             61.9              8.5%            21.8%
Cellular................................       44.3             80.1             12.6%            28.2%
PCS.....................................         .3             18.6            121.5%             6.5%
ESMR....................................         .1              6.1            113.8%             2.2%

---------------

(1) The source of this data is Paul Kagan Associates, Inc.

  Operation of Two-Way Wireless Systems

     Wireless telecommunications networks use a variety of radio frequencies to transmit voice and data. Such networks include two-way radio applications, in which each communications unit is equipped with both a receiver and transmitter, such as cellular, wideband and narrowband PCS and ESMR networks, in addition to one-way radio applications, in which communications units are simple receivers, such as traditional paging services. Each type of wireless application operates within a distinct radio frequency block.

     Communications systems, such as cellular and PCS, operate by dividing large geographic service areas into cells and assigning the same frequencies to multiple, non-adjacent cells. Wireless operators refer to this as frequency reuse. Each cell contains a base station which consists of a low-power transmitter, a receiver and signaling equipment, which are typically located on a tower, rooftop, building top or other antennae site. Cellular system cells generally have a radius ranging from two to 25 miles. PCS system cells generally have a radius ranging from one-quarter mile to 12 miles, depending on the type of PCS technology in use and the terrain. Growth in the number of cell sites is one of the primary factors driving demand for rental towers and other communications sites. The base station in each cell is connected by microwave, fiber-optic cable or telephone wires to a switch, which uses computers and specially developed software to control the operation of the wireless telephone system for its entire service area. The switch controls the transfer of calls from cells within the system and connects calls to the local landline telephone system or to a long distance telephone carrier.

     Each wireless network is designed to meet a certain level of subscriber density and traffic demand and to provide specific geographic coverage. Each transmission over the wireless network requires a certain amount of radio frequency, therefore a system's capacity is limited by the amount of frequency that is available. The same frequency can be reused by other transmitters, subject to certain interference limitations. Each wireless system is designed so that transmission equipment is placed in locations that will make optimal use of available frequency based upon projected usage patterns, subject to the availability of such locations and the ability to use them for wireless transmission under applicable zoning requirements.

     After a wireless system has been installed, the system's capacity can be increased by (i) adding available frequency capacity to cells as required, if such capacity is available; (ii) using directional antennas to divide a cell into discrete multiple sectors or coverage areas, thereby reducing the required distance between cells using the same frequency; or (iii) "cell splitting" (dividing a single cell into a number of smaller cells served by lower-power transmitters, thereby increasing the ability to reuse radio frequencies and increasing the number of calls that can be handled in a given area). Additional solutions are being designed to increase network capacity and coverage, including (i) the introduction of microcells, which can be placed very close together to increase frequency reuse and the total capacity of the cellular network and which can be placed within buildings, train stations and other structures to provide coverage where none was available before and (ii) the introduction of digital technologies, which increase the number of conversations which can be transported on a single radio frequency. All forms of system expansion require additional antennae.

  Tower Rental Industry

     The tower rental industry in the U.S. is highly fragmented with few companies owning large networks of towers. The Company believes that the structure of the industry provides larger multi-site operators with an advantage in leasing tower space to national wireless communications service providers. Service providers typically prefer to deal with a single multi-site tower operator owning clusters of towers in a region than to deal with several smaller, local tower operators.

     The Company believes that the services of tower operators with large, regional networks of towers are more attractive to wireless service providers in part because such providers are required to file plans with the FCC showing that their transmitter locations ensure adequate coverage in a market. In coverage areas where one tower operator offers multiple sites for rent, customers tend to plan and design their networks around and license multiple sites from such operator. Further, wireless communications service providers must design and license their systems with the FCC based on the location of antennae sites. Once a provider establishes its coverage pattern, there may be compelling regulatory and operating reasons to maintain that configuration. In some instances, service providers that change antennae site locations must re-file for a license with the FCC. Additional costs result from relocation because all equipment, which includes antennae and cable (which are generally not reusable) and transmitters, must be removed from the existing tower site and the new or used equipment installed at the new tower site.

     The following chart illustrates the decreased coverage radius of higher frequency applications:

              RADIO FREQUENCY RANGE VS. RADIUS OF CELL SITE SIGNAL

                                    [GRAPH]

THE AMERICAN TOWER SOLUTION

     In light of the increasing demand for wireless communications services and the ongoing development of new wireless technologies and networks, American Tower believes there are significant opportunities to expand its business. The Company's growth strategy is to maximize the capacity utilization of its existing tower sites and to construct and acquire new tower sites either in markets in which the Company already has a presence, filling in the existing "footprint", or in new geographic markets in which the construction or acquisition of several, well-placed towers would create a cluster in that market. This approach ensures that the Company has multiple, well-positioned tower sites within the markets in which it operates. Further, it allows the Company to take advantage of operators' preference for dealing with a consolidated tower operator. Moreover, the Company maintains a comprehensive site maintenance, security and monitoring program which prevents breaches of network integrity and insures prompt customer notification upon the occurrence of any major system or equipment failures.

     In addition, the Company emphasizes systems and procedures which increase the speed and efficiency with which a customer can begin to provide service in a given market. The Company's experience in administering new tower construction is often an important element in meeting the coverage needs of its customers. In addition, the Company's licensing representatives have experience in regulatory compliance and offer customers support in gaining requisite FCC approvals. The Company offers standardized and master license agreements and predictable pricing which allow wireless carriers to make quick decisions about tower rental arrangements with assurance that the terms of the licensing agreement are in accordance with the operator's policy. Finally, American Tower seeks to provide uniform tower maintenance, safety, security and monitoring throughout its tower network. All of the foregoing services decrease the time it takes for a wireless operator to establish a network and begin providing service, which is often a key factor in success or failure in the competitive wireless communications market.

GROWTH STRATEGY

     Internal Growth through Sales and Marketing Activities. A key component of American Tower's growth strategy is to maximize the utilization of its tower sites. The Company targets wireless providers that are expanding their existing network infrastructure as well as those deploying new technologies. The Company also focuses on acquiring towers sites with underutilized capacity (defined by the Company as annual revenues of less than $25,000) which it believes can be filled through the implementation of the Company's sales and marketing techniques. Because the costs of operating a tower site are largely fixed, increasing tower utilization results in improved site operating margins. When a specific tower reaches full antennae attachment capacity, American Tower is often able to construct an additional tower at the same location, enabling it to further leverage its investment in land leases, tower monitoring costs and certain initial capital expenditures, such as utilities and telephone service. The value derived from the Company's sales and marketing activities is further enhanced by the low churn rate (less than 1% annually) among customers once they enter into a tower lease.

     Growth by Construction. American Tower intends to continue constructing towers to "fill in" its tower network in existing markets and to enter new markets. By locating new towers in areas identified by its customers as optimal for their network expansion requirements, the Company attempts to secure commitments for licensing space prior to commencing construction. Further, master planned communities and other neighborhoods with zoning or regulatory bodies which have previously opposed tower construction are increasingly seeking a single tower rental company which can offer an integrated and efficient tower construction plan to meet their growing wireless needs. The Company is seeking opportunities to build towers in such communities and is currently constructing five tower sites in The Woodlands, a master planned community north of Houston. The Company believes that its experience in site analysis and tower construction provides it with a competitive advantage in procuring such exclusive construction agreements.

     Growth by Acquisition. American Tower intends to continue to make strategic acquisitions in the fragmented tower rental industry. The Company will target acquisitions in markets where the Company already owns clusters of towers, as well as new markets. The Company seeks to increase revenues and operating margins at acquired tower sites through expanded sales and marketing efforts, improved service and elimination of redundant overhead. The Company evaluates acquisitions using numerous criteria, including customer requirements, tower location, tower height, competition, and existing capacity utilization. Acquisition candidates include local tower owners, private communication networks (such as those previously used by railroad or energy companies), independent tower rental competitors and the tower networks of wireless communications companies. In order to capitalize on industry consolidation, the Company has begun to hire additional personnel to support expanded acquisition activities.

BUSINESS STRATEGY

     Create Regional Clusters of Tower Sites. A large portion of the Company's tower network is aggregated or "clustered" in major MSAs including Houston, Dallas, Baltimore, San Antonio, Atlanta, Jacksonville, Kansas City, Albuquerque and Nashville. These clusters enable the Company to accommodate regional and national customers which have multi-site requirements. The tower density necessary to support certain wireless carriers' networks is increasing due to the transmission standards of high frequency technologies (such as PCS) and the demand for higher quality in existing technologies. The Company's tower network represents an attractive starting point for customers with such requirements and provides the Company with an opportunity to develop additional towers to meet its customers' needs.

     Provide Nationally Recognizable Branded Service. In addition to providing multiple tower sites in existing and emerging markets, the Company desires to create a national premium tower rental product by offering a high level of customer service that is recognizable as the "American Tower" brand of business. Among the premium services offered by the Company are (i) remote monitoring capabilities which ensure compliance with FCC regulations and quickly identify breaches of customer network integrity; (ii) regulatory compliance expertise which can accelerate a customer's speed to market by decreasing the time and costs associated with FAA, FCC and/or local zoning or regulatory compliance; and
(iii) standardized licensing and pricing terms which simplify the contracting process by allowing a customer's field personnel to secure the tower locations by entering into a location and equipment schedule which incorporates by reference the terms of a previously negotiated master license agreement. The Company believes that its customers prefer to deal with a consolidated tower provider and that offering a consistent level of value-added services will motivate customers to seek to lease space on the Company's towers when they are expanding within an existing market or moving into a new market.

     Maintain Diversified and Stable Customer Base. The Company seeks to provide rental tower services to a wide range of wireless communications service providers. The Company's customers represent several diverse industries including major communications common carriers, government agencies and multinational energy and transportation companies. The Company currently has over 600 customers with a total of 6,000 separate antennae, and as of December 31, 1996, no customer represented more than 10% of total revenues. As a result of its diversified customer base and growing network of towers, the Company believes that it is well positioned to benefit from the growth in wireless communications regardless of which particular technologies or applications prevail. The Company is investing capital in the lowest technology portion of the wireless network -- the physical tower, land and equipment shelter, and therefore does not believe it is subject to technological obsolescence.

TOWER SITE OPERATIONS

     The Company's primary business is the leasing of antenna space on its towers. The Company also provides customers with space in equipment shelters located at or near the base of its towers to house associated transmitters, receivers and other equipment. An average tower in the Company's network has a height of 300 feet and is capable of holding approximately 25 antennae attachments. A transmitter's height on a tower determines the line-of-sight of such transmitter with the horizon and, consequently, the distance a signal can be transmitted. Some users, such as paging companies and SMR users in rural areas, need higher elevations for broader coverage. Other businesses such as ESMR, PCS and cellular companies in metropolitan areas do not necessarily need to place their equipment at the highest tower point to maximize transmission distance and quality. As a result, a 400 to 600 foot tower can provide optimum tower space locations to a variety of users.

     Customers are responsible for the installation of their own equipment, and the Company is responsible for maintenance of the tower and equipment facilities in accordance with FAA and FCC regulations. Tower maintenance requires painting, re-lamping, re-guying (replacing the guy wires that secure the towers) and tensioning tower structures. In addition, the Company provides regular maintenance services for the tower site grounds and equipment shelters. Equipment shelter maintenance primarily involves servicing air conditioning systems (to prevent damage to equipment caused by overheating) and ensuring that facilities remain secure. During 1995, management implemented a long-term maintenance program that, among other things, involves providing strobe lighting systems and centralized air-conditioning units. Management believes this program will reduce the Company's long-term maintenance expenditures and allow its tower sites to operate more efficiently.

     Generally, each tower site is secured by a chain link fence encompassing the tower base and equipment shelter with security and access provided by coded locks. Each customer has access to the tower and tower shelter at all times. The Company monitors each tower and tower site either through an automated, remote monitoring system or through the use of tower watchers. Approximately 30% of the Company's towers are equipped with automated monitoring systems.

     The Company's tower network currently consists of 599 towers located on approximately 550 tower sites. The Company's towers span 30 states in the following regions:


                          THE COMPANY'S TOWER NETWORK


                          NUMBER OF
U.S. REGION                TOWERS              PRINCIPAL METROPOLITAN MARKETS
-----------               ---------            ------------------------------
Southwest...............     352      Houston, Dallas, Austin, San Antonio, New
                                      Orleans, Tulsa, Oklahoma City, Wichita, Little
                                        Rock, Kansas City
West....................     101      Riverside County (CA), Reno, Albuquerque,
                                      Denver, Salt Lake City
Southeast...............      84      Atlanta, Nashville, Memphis, Louisville,
                                      Jacksonville
Midwest.................      35      Cincinnati, Columbus, Chicago, Detroit, Omaha
Northeast...............      27      New York, Washington D.C., Baltimore,
                                      Pittsburgh, Philadelphia
                             ---
          Total(1)......     599
                             ===


---------------


(1) Includes 40 towers under construction and the pending acquisition of five towers.

CUSTOMERS AND CONTRACTS

     The Company has approximately 600 customers, 3,000 separate tower space license or rental agreements and 6,000 antennae attachments on its tower network. For the year ended December 31, 1996, no customer accounted for more than 10% of the Company's annual revenues. The following is a list of some of the Company's leading customers by industry segment and the percentage of the Company's revenues at year end 1996 (on an annualized basis) derived from each industry segment:

                             CUSTOMERS BY INDUSTRY

                                                                             PERCENTAGE OF
                                                                              REVENUES BY
INDUSTRY                                   SELECTED CUSTOMERS             INDUSTRY SEGMENT(1)
--------                                   ------------------             -------------------
Paging.........................  Mobile Telecommunications, Inc.,                 34%
                                 Mobilfone Service, Inc., MobileMedia,
                                   Inc., PageMart, Inc., Pagenet, Inc.
Cellular.......................  Bell South Mobility, Inc., Century                6%
                                   Telephone Enterprises, GCC License
                                   Corporation, GTE Mobilnet of South
                                   Texas, Houston Cellular
PCS............................  Aerial Communications, PageMart, Inc.,            4%
                                   PCS PrimeCo L.P.
SMR/ESMR.......................  Motorola, Inc., Nextel Communications,            7%
                                   Inc., Pittencrief Communications,
                                   Inc., Ram Mobile Data U.S.A., Saber
                                   Communications
Microwave......................  Century Telephone Enterprises, CSX               17%
                                   Transportation, Inc., Exxon Company
                                   USA, Shell Offshore Services Co.,
                                   Western Gulf Microwave
Private Industrial Users.......  Air Logistics, Champion Communication            17%
                                   Services, Inc., Federal Express
                                   Corporation, Petroleum Helicopters,
                                   Inc., Phillips Petroleum, Inc.
Governmental Agencies..........  Bureau of Alcohol, Tobacco and                    5%
                                 Firearms, Drug Enforcement Agency,
                                   Federal Bureau of Investigation,
                                   Internal Revenue Service, U.S. Secret
                                   Service

---------------

(1) The remainder of the Company's revenues are derived from tower space rentals related to broadcasting, vehicle tracking, data transmission, and other wireless services, as well as related customer charges.

SALES AND MARKETING

     The Company's sales and marketing personnel target wireless carriers expanding their network capabilities as well as carriers entering new markets. The Company's sales and marketing staff consists of ten employees, each of whom has telecommunications industry experience and uses outbound telemarketing to identify sales opportunities. The Company minimizes hurdles to purchasing decisions by offering standardized master license agreements which correspond to internal requirements of wireless operators. The Company also offers standardized system pricing in areas in which it operates tower clusters which enable potential customers to obtain pricing information for an entire service area rather than on a tower-by-tower basis. The Company believes that recommendations from its current customers are an additional source of new customers.

REGULATORY MATTERS

     Federal Regulations. Both the FCC and FAA regulate towers used for wireless communications transmitters and receivers. Such regulations control the siting and marking of towers and may, depending on the characteristics of particular towers, require licensing of tower facilities. Wireless communications devices operating on towers are separately regulated and independently licensed based upon the particular frequency used.

     Pursuant to the requirements of the Communications Act of 1934, as amended, the FCC, in conjunction with the FAA, has developed standards to consider proposals for new or modified antenna structures. These standards mandate that the FCC and the FAA consider the height of proposed antenna structures, the relationship of the structure to existing natural or man-made obstructions and the proximity of the antenna structure to runways and airports. All proposals to construct or to modify existing antenna structures are reviewed by both the FCC and the FAA to ensure the structure will not present a hazard to aviation. If either agency determines that there is a potential hazard, the FCC will require special lighting and painting to maximize the visibility of the structure. Owners of wireless communications towers may have an obligation to maintain painting and lighting to conform to FCC standards. Tower owners may also bear the responsibility of notifying the FAA of any tower lighting outage. The Company generally indemnifies its customers against any failure to comply with applicable regulatory standards. Failure to comply with the applicable requirements may lead to civil penalties.

     The Telecommunications Act of 1996 (the "Telecom Act") amended the Communications Act of 1934 by giving state and local zoning authorities jurisdiction over the construction, modification and placement of towers. The new law preserves local zoning authority but clarifies preemption of such authority by the FCC. The Telecom Act prohibits any action that would (i) discriminate between different providers of personal wireless services or (ii) ban altogether the construction, modification or placement of radio communications towers. Finally, the Telecom Act requires the federal government to help licensees for wireless communications services gain access to preferred sites for their facilities. This may require that federal agencies and departments work directly with licensees to make federal property available for tower facilities.

     All antenna structures must comply with the National Environmental Policy Act of 1969 ("NEPA") as well as other federal environmental statutes. The FCC's environmental rules place responsibility on each applicant to investigate any potential environmental effects of operations and to disclose any significant effects on the environment in an environmental assessment prior to constructing a tower. In the event the FCC determines the proposed tower would have a significant environmental impact based on the standards the FCC has developed, the FCC would be required to prepare an environmental impact statement. This process could significantly delay the licensing of a particular tower site.

     Local Regulations. Local regulations include city and other local ordinances, zoning restrictions and restrictive covenants imposed by community developers. These regulations vary greatly, but typically require tower owners to obtain approval from local officials or community standards organizations prior to tower construction. Recently the Company has been approached by a high-end master planned community in the Houston area to develop a tailored tower construction program to satisfy wireless communication demand in the community while minimizing any adverse impact communication towers may have, or be perceived to have, on the community's architectural development standards. In this role, the Company is using its expertise to engineer the least intrusive tower network for the community.

COMPETITION

     The Company competes with wireless carriers which own and operate their own tower networks, site development companies which acquire space on existing towers, building tops and other antennae sites for wireless providers, other independent tower companies and traditional local independent tower operators. Wireless service providers which own and operate their own tower networks generally are substantially larger and have greater financial resources than the Company. The Company believes that tower location and capacity, price, quality of service and density within a geographic market historically have been and will continue to be the most significant competitive factors affecting tower rental companies.

     The Company competes for acquisition and new tower construction opportunities with wireless service providers, site developers and other independent tower operating companies. The Company believes that competition for tower site acquisitions will increase and that additional competitors will enter the tower market, some of which may have greater financial resources than the Company.

PROPERTIES

     The Company's interests in its tower sites are comprised of a variety of fee interests, leasehold interests created by long-term lease agreements, private easements, and easements, licenses or rights-of-way granted by government entities. In rural areas, a tower site typically consists of a three to five acre tract which supports towers, equipment shelters and guy wires to stabilize the structure. Less than 3,000 square feet are required for a self-supporting tower structure of the kind typically used in metropolitan areas. The Company's land leases generally have five- or ten-year terms and frequently contain one or more renewal options. Some land leases provide "trade-out" arrangements whereby the Company allows the landlord to use tower space in lieu of paying all or part of the land rent. As of December 31, 1996, the Company had approximately 392 land leases. Pursuant to the Credit Facility, the Company's senior lenders have liens on a substantial number of the Company's land leases and other property interests.

LEGAL PROCEEDINGS

     The Company is occasionally involved in legal proceedings that arise in the ordinary course of business. While the outcome of these proceedings cannot be predicted with certainty, management does not expect any pending matters to have a material adverse effect on the Company's financial condition or results of operations.

EMPLOYEES

     The Company currently employs 26 people and considers its employee relations to be satisfactory.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The Company's Board of Directors currently has six members. In accordance with the Bylaws of the Company, the members of the Board of Directors are divided into three classes and are elected for a term of office expiring at the third succeeding annual stockholders' meeting following their election to office or until a successor is duly elected and qualified. The Bylaws also provide that such classes shall be as nearly equal in number as possible. The terms of office of the Class I, Class II and Class III directors expire at the annual meeting of stockholders in 1998, 1999 and 2000, respectively. The officers of the Company are elected by, and serve until their successors are elected by, the Board of Directors.

     The following table sets forth certain information with respect to the directors and executive officers of the Company:

                                                                                  EXPIRATION OF
NAME                                  AGE                POSITION                TERM AS DIRECTOR
----                                  ---                --------                ----------------
Fred R. Lummis......................  43   Chairman of the Board, President and        2000
                                             Chief Executive Officer
Marty L. Jimmerson..................  33   Vice President -- Finance
William D. Sharp....................  51   Vice President -- Operations
Leslie R. Stevens...................  49   Vice President -- Sales and
                                           Marketing
Max Bowen...........................  69   Director                                    1999
Arnold L. Chavkin...................  45   Director                                    1998
Mark D. Ein.........................  32   Director                                    1998
George B. Kelly.....................  47   Director                                    1999
William K. Luby.....................  37   Director                                    2000

     Fred R. Lummis has served as Chairman, Chief Executive Officer and President of the Company since its organization in October 1994. Mr. Lummis has been the President of Summit Capital Inc. ("Summit Capital"), a private investment firm, since 1990. From 1988 to 1992, Mr. Lummis was Chairman of the Board of AppleTree Markets, Inc. ("AppleTree"), a regional chain of 95 supermarkets. AppleTree filed a voluntary petition under Section 11 of the Federal Bankruptcy Code on January 2, 1992. Mr. Lummis became Chief Executive Officer of AppleTree shortly thereafter, and the Company emerged from Chapter 11 on September 30, 1992 pursuant to a consensual plan of reorganization. Mr. Lummis continued to serve as AppleTree's CEO until December 31, 1992. Mr. Lummis currently serves on the board of several private companies and is a trustee of the Baylor College of Medicine. Mr. Lummis graduated from Vanderbilt University with a B.A. and from the University of Texas with an M.B.A.

     Marty L. Jimmerson, Vice President -- Finance, joined the Company in October 1995. Mr. Jimmerson served as Controller and Chief Accounting Officer of Chiles Offshore Corporation from July 1990 to October 1995. Mr. Jimmerson was employed by Arthur Anderson & Co. from January 1986 to July 1990. Mr. Jimmerson is responsible for finance, treasury, accounting and administration. He is a graduate of Baylor University and is a certified public accountant.

     William D. Sharp, Vice President -- Operations, has 24 years of experience in the communications industry and has been employed by the Company since its organization in October 1994. From 1991 to 1994, Mr. Sharp was employed by Bowen-Smith, the independent tower operating company acquired by the Company in October 1994. Prior to joining Bowen-Smith, Mr. Sharp was employed by Motorola, Inc. for 15 years in various sales management positions. Mr. Sharp's responsibilities with the Company include site maintenance and monitoring, real estate and new tower development. He attended the University of New Mexico.

     Leslie R. Stevens has been the Vice President -- Sales and Marketing of the Company since February 1997. Mr. Stevens was the Vice President of People's Choice TV Corporation from 1995 until joining the Company. From 1993 to 1995, Mr. Stevens served as Vice President of Ranger American Security Inc. From

1989 to 1993, Mr. Stevens served as Director of Support Services for SCH Global, Inc., an international telecommunications company. His responsibilities with the Company include new market development and sales and marketing. He is a graduate of Texas Tech University.

     Max Bowen has served as a director of the Company since October 1994. Mr. Bowen was the founder and principal stockholder of Bowen-Smith and has more than 40 years of experience in the communication tower industry. Mr. Bowen is currently the owner of Allied Tower Company, a tower fabrication company.

     Arnold L. Chavkin has served as a director of the Company since June 1996. Mr. Chavkin has been a General Partner of Chase Capital Partners (formerly Chemical Venture Partners) since January 1992 and has served as the president of Chemical Investments, Inc. since March 1991. From 1986 to March 1991, Mr. Chavkin was a member of Chemical Bank's merchant banking group and a member of its corporate finance group. Mr. Chavkin serves as a director of Reading & Bates Corporation, Forcenergy Inc., American Radio Systems, Inc., Bell Sports Corporation, Wireless One, Inc. and several private companies.

     Mark D. Ein has served as a director of the Company since December 1996. Mr. Ein is a Principal of The Carlyle Group, a private investment firm. Mr. Ein is currently a director of LCC International, Inc., as well as several private companies. Prior to joining Carlyle in 1992, Mr. Ein worked for Brentwood Associates, a private equity investment firm, from 1989 to 1990, and for Goldman, Sachs & Co. from 1986 to 1989.

     George B. Kelly has served as a director of the Company since October 1994. Mr. Kelly has been the Chairman of Summit Capital since 1990. Mr. Kelly is the Chairman of the Board of Doane Products Company, a producer of dry pet food products. He also serves as a director of several private companies.

     William K. Luby has been a director of the Company since October 1994. Mr. Luby has been a partner at CEA Capital Partners USA, L.P., a private equity fund investing in media, telecommunications and information services, since October 1996. Mr. Luby is also the President of Two River Capital, a position he has held since May 1996. Mr. Luby was a Managing Director at Chase Manhattan Capital from 1990 to 1996. He is also a director of Wireless One, Inc.

VOTING AGREEMENT

     Each of the Company's directors has been elected pursuant to an agreement among the Company's existing stockholders. The securityholders agreement provides that each stockholder will vote their respective shares of Common Stock and take such further actions as may be necessary to ensure that the Board of Directors consists of not more than nine members and include two nominees of Summit Capital, two nominees of Chase Capital Partners and Max Bowen or his designee. The voting agreement will terminate in accordance with its terms upon completion of the Offering.

COMMITTEES

     The Company's Board of Directors has established Audit and Compensation Committees. The Audit Committee consists of Messrs. Ein, Kelly and Luby. The Audit Committee meets separately with representatives of the Company's independent auditors and with representatives of senior management. The Audit Committee reviews the general scope of audit coverages, the fees charged by the independent auditors, matters relating to the Company's internal control systems, and other matters related to audit functions.

     The Compensation Committee consists of Messrs. Bowen, Chavkin, Kelly, and Luby. The Compensation Committee administers the Company's stock option plan and in this capacity makes all option grants to Company employees, including executive officers, under such plans. In addition, the Compensation Committee is responsible for making recommendations to the Board of Directors with respect to the compensation of the Company's Chief Executive Officer and its other executive officers, and is responsible for the establishment of policies dealing with various compensation and employee benefit matters for the Company.

EXECUTIVE COMPENSATION

     None of the Company's executive officers or other employees earned compensation in excess of $100,000 during 1996. The Company's President and Chief Executive Officer, Fred R. Lummis, has served without direct compensation by the Company since its organization in October 1994. Mr. Lummis is one of two principal stockholders of Summit Capital, a private investment firm and a significant stockholder of the Company. Summit Capital is a party to a consulting agreement with the Company, pursuant to which Summit Capital has received compensation in exchange for providing management services to the Company in the amount of $25,000, $121,000 and $127,000 for the years ended December 31, 1994, 1995 and 1996, respectively. The Summit Capital consulting agreement will be terminated upon consummation of the Offering. See "Certain Transactions." Mr. Lummis' annual salary for 1997 is $132,000 and he will be entitled to bonus compensation as determined by the Board of Directors in its sole discretion. The Company does not have employment contracts with any of its executive officers.

COMPENSATION OF DIRECTORS

     No compensation has been paid by the Company to its directors prior to the Offering. Upon completion of the Offering, directors who are not employees of the Company will receive directors fees which will be determined by the Board of Directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee consists of Messrs. Bowen, Chavkin, Kelly, and Luby. Upon completion of the Offering these individuals may be deemed to be the beneficial owners of 8.2%, 24.1%, 6.0% and 6.0%, respectively, of the Company's outstanding Common Stock. See "Principal and Selling Stockholders." Mr. Kelly is one of the two principals of Summit Capital, the other principal being the Company's President and Chief Executive Officer. For a description of certain transactions between the Company, its affiliates and affiliates of Mr. Kelly and Mr. Bowen, see "Certain Transactions."

STOCK OPTION PLAN

     The Company has adopted the 1995 Stock Option Plan as amended and restated effective as of March 3, 1997 (the "Plan"), and 1,200,000 shares of Common Stock have been reserved for issuance pursuant to the Plan. Under the Plan, the Company may grant both incentive stock options intended to qualify under Section 422 of the Code and options that are not qualified as incentive stock options. The price at which a share of Common Stock may be purchased upon exercise of an option granted under the Plan will be determined by the Compensation Committee and will be no less than the fair market value of the Common Stock on the date that the option is granted. The exercise price may be paid in cash, in shares of Common Stock (valued at fair market value at the date of exercise) or by a combination of such means of payment, as may be determined by the Compensation Committee. The Plan provides that stock appreciation rights may be granted to employees in conjunction with options. Stock appreciation rights give the holder, among other things, the right to receive a payment in an amount equal to the difference between the fair market value of the Common Stock at the date of exercise and the option exercise price. Such payment may be made, at the election of the holder (subject to the consent or disapproval of the Compensation Committee of any election to receive cash), in cash, in shares of Common Stock (valued at fair market value at the date of exercise), or by a combination thereof. The maximum number of shares of Common Stock that may be subject to options granted under the Plan to any one individual during any calendar year may not exceed 300,000.

     The Plan provides that the total number of shares covered by such plan, the number of shares that may be subject to options granted to any one individual during any calendar year, the number of shares covered by each option, and the exercise price per share under each option will be proportionately adjusted in the event of a stock split, reverse stock split, stock dividend, or similar capital adjustment effected without receipt of consideration by the Company.

     All employees of the Company and its subsidiaries (including an employee who may also be a director of any such company) are eligible to receive options under the Plan. The Plan is administered by the

Compensation Committee of the Board of Directors. Subject to the terms of the Plan, the Compensation Committee is authorized to select the recipients of options from among those eligible and to establish the number of shares that may be issued under each option.

     No options may be granted under the Plan after March   , 2007, which is ten
years from the date the Plan was amended and restated by the Board of Directors. The Plan will remain in effect until all options granted under the Plan have been exercised or expired. The Board of Directors in its discretion may terminate the Plan at any time with respect to any shares of Common Stock for which options have not been granted. The Plan may be amended, other than to increase the maximum aggregate number of shares that may be issued under the Plan or to change the class of individuals eligible to receive options under the Plan, by the Board of Directors without the consent of the stockholders of the Company. No change in any option previously granted under the Plan may be made which would impair the rights of the holder of such option without the approval of the holder.

     As of February 28, 1997, options to purchase a total of 456,250 shares of Common Stock have been granted and are outstanding, of which 43,800 have an exercise price of $1.37 per share and 412,450 have an exercise price of $6.51 per share. All of the currently outstanding options will become fully vested on the third or fourth anniversary of the date of the grant and, once vested, will be exercisable until the tenth anniversary of the date of the grant. No stock appreciation rights have been granted under the Plan.

     During 1996, the Company granted to Fred R. Lummis options to purchase 219,000 shares of Common Stock at an exercise price of $6.51 per share. Mr Lummis' options vest in equal amounts over four years from the date of grant and have a ten-year term.

                              CERTAIN TRANSACTIONS

     The Company acquired all of the stock of Bowen-Smith in October 1994 for total consideration of $31.25 million, consisting of cash, a subordinated note, common stock and warrants to purchase common stock. Max Bowen, who became a director of the Company upon consummation of the Bowen-Smith Acquisition, or his affiliates were the principal stockholders of Bowen-Smith at the time of the acquisition. For a description of Mr. Bowen's holdings of Common Stock and warrants to purchase Common Stock, see "Principal and Selling Stockholders." In connection with the Bowen-Smith acquisition, the Company entered into a consulting agreement with Mr. Bowen's affiliate Max Bowen Enterprises. The Company made payments of $38,000, $150,000 and $150,000 pursuant to this consulting agreement in 1994, 1995 and 1996, respectively. Future payments required under this consulting agreement total $150,000 in 1997 and 1998, and $112,000 in 1999.

     The Company leases land for certain of its tower sites from Max Bowen Enterprises . During 1994, 1995 and 1996, rental expense relating to these land leases totaled $12,500, $33,000 and $35,000, respectively. Additionally, the Company leases its former headquarters facility in Webster, Texas from Max Bowen Enterprises. Annual rental expense totals $48,000 until expiration of the lease in December 1997. The Company believes that the cost of these leases is no less favorable than could have been obtained from third parties.

     In January 1997, the Company entered into a letter agreement with Max Bowen which provides for the sale to Mr. Bowen of 45 non-strategic communications towers acquired in the Prime Acquisition at a purchase price of $700,000. The Company expects to close the sale in March 1997. Mr. Bowen holds a subordinated note from the Company in the aggregate principal amount of $3.0 million (the "Bowen Note"), which was issued to him in connection with the Bowen-Smith Acquisition in October 1994. The principal amount of the Bowen Note will be reduced by $700,000 in exchange for the sale of the towers to Mr. Bowen. The remainder of the Bowen Note will be repaid from the proceeds of the Offering.

     Mr. Bowen is President and the principal owner of Allied Tower Company ("Allied"), a tower fabrication and construction company. The Company has acquired the majority of its new towers from Allied at prices and on terms it considers no less favorable than could have been obtained from other vendors. The Company is under no obligation to purchase towers from Allied, but expects to continue to purchase a substantial portion of its new tower equipment from Mr. Bowen's company. During 1994, 1995 and 1996, the Company made payments of $0, $304,000 and $1,710,000, respectively, to Allied.

     The Company paid Summit Capital a financial advisory fee of $600,000 in connection with the Bowen-Smith Acquisition in October 1994. Summit Capital is a private investment firm and significant stockholder of the Company. Fred Lummis, the Company's Chairman, Chief Executive Officer and President, and George Kelly, a director of the Company, are the principal executive officers of Summit Capital. The Company also has a consulting agreement with Summit Capital pursuant to which it made payments of $25,000, $121,000 and $127,000 during 1994, 1995 and 1996, respectively. The consulting agreement has a term of five years commencing on October 1994. Summit Capital has agreed to terminate its consulting agreement at the closing of the Offering. The Company has agreed to pay Summit Capital a fee of $275,000 for its services in connection with the Offering.

     In October 1996, the Company acquired substantially all of the tower sites and selected assets of Prime for $15.3 million. For additional information regarding the Prime Acquisition, see "Pro Forma Condensed Consolidated Financial Information." Mr. Ein became a director of the Company following the Prime Acquisition and is a principal of The Carlyle Group, which was the general partner of Carlyle-Prime Investors, L.P. Carlyle-Prime Investors, L.P. was the principal investor in Prime. See "Principal and Selling Stockholders."

     In February 1997, the Company acquired two additional towers from affiliates of The Carlyle Group. The Company acquired a tower in Plano, Texas for $1.1 million in cash from a joint venture controlled by Ultra Towers, L.L.C. ("Ultra"). Two partnerships affiliated with The Carlyle Group are the majority owners in Ultra. The Company also acquired a tower in Euless, Texas from Ultra for aggregate consideration of $1.8 million. The consideration for the Euless acquisition consisted of $0.8 million in cash and an agreement to issue shares of Common Stock with a value of $1.0 million based upon the initial public offering price upon consummation of the Offering.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock currently and as adjusted to reflect the Offering, by (i) each director; (ii) each executive officer; (iii) each person who is known by the Company to own beneficially 5% or more of the Common Stock; and (iv) all directors and executive officers as a group.

                                                   OWNERSHIP BEFORE                   OWNERSHIP AFTER
                                                       OFFERING                          OFFERING
                                                  -------------------   SHARES TO   -------------------
NAME OF BENEFICIAL OWNER(1)                        SHARES     PERCENT    BE SOLD     SHARES     PERCENT
---------------------------                       ---------   -------   ---------   ---------   -------
Chase Manhattan Capital Corporation(2)..........  1,970,635    24.1%
BOCP II, Limited Liability Company(3)...........    909,726    11.1%
Equus Equity Appreciation Fund, L.P.(4).........    704,815     8.6%
Max Bowen Enterprises(5)........................    674,155     8.2%
RHS Investments, L.L.C.(6)......................    556,625     6.8%
Archery Partners(7).............................    492,750     6.0%
Carlyle-Prime Investors, L.P.(8)................    274,626     3.4%
Banc One Capital Partners II, Ltd.(3)...........    260,610     3.2%
Carlyle-Prime Partners I, L.P.(8)...............    198,487     2.4%
Fred R. Lummis(9)...............................    467,565     5.7%
Marty L. Jimmerson(10)..........................      6,059     *
Dudley G. Norman................................         --      --
William D. Sharp(10)............................      6,059     *
Leslie R. Stevens...............................         --      --
Max Bowen(5)....................................    674,155     8.2%
Arnold L. Chavkin(2)............................  1,970,635    24.1%
Mark D. Ein(8)..................................    473,113     5.8%
William K. Luby(7)..............................    492,750     6.0%
George B. Kelly(11).............................    484,355     5.9%
All executive officers and directors as a
  group (10 persons)(2)(5)(7)(8)(9)(10)(11).....  4,574,691    55.9%

---------------

   * Less than 1%
 (1) Except as otherwise noted, each stockholder has sole voting and investment power with respect to the shares beneficially owned.
 (2) Of the shares indicated beneficially owned by Mr. Chavkin, 1,531,540 are shares held by Chase Manhattan Capital Corporation and 439,095 are issuable to Chase Manhattan Capital Corporation upon exercise of warrants for a nominal exercise price. All of the shares are included because of Mr. Chavkin's affiliation with Chase Manhattan Capital Corporation. The address of Mr. Chavkin and Chase Manhattan Capital Corporation is 380 Madison Avenue, 12th Floor, New York, New York, 10017. Mr. Chavkin disclaims beneficial ownership of these shares within the meaning of Rule 13d-3 under the Exchange Act.
 (3) BOCP II, Limited Liability Company and Banc One Capital Partners II, Ltd. are limited liability companies the managing member of which is BOCP Holdings Corporation. The address of BOCP Holdings Corporation is 150 East Gay Street, 24th Floor, Columbus, Ohio, 43215.
 (4) Equus Equity Appreciation Fund, L.P. is a limited partnership, the general partner of which is Equus Capital Corporation. The address of Equus Capital Corporation is 2929 Allen Parkway, Suite 2500, Houston, Texas, 77019.
 (5) Of the shares indicated owned by Mr. Bowen and Max Bowen Enterprises, 302,950 are shares held by Max Bowen Enterprises and 371,205 are shares issuable upon the exercise of warrants for a nominal price to Max Bowen Enterprises and are included because of Mr. Bowen's affiliation with Max Bowen Enterprises. The address of Mr. Bowen and Max Bowen Enterprises is 12450 Old Galveston Road, Webster, Texas, 77598.

 (6) RHS Investments, L.L.C. is a limited liability company, the managing member of which is Richard H. Stewart, a former director of the Company. The address of Mr. Stewart and RHS Investments, L.L.C. is 77 East Crossville Rd., Suite 310, Roswell, Georgia, 30075.
 (7) Of the shares indicated beneficially owned by Mr. Luby, 382,885 are shares held by Archery Partners and 109,865 are shares issuable to Archery Partners upon the exercise of warrants for a nominal price. Mr. Luby is a general partner of Archery Partners and all of the shares are included because of Mr. Luby's affiliation therewith. The address of Mr. Luby and Archery Partners is 179 Bingham Ave., Rumson, New Jersey, 07760.
 (8) Of the shares indicated beneficially owned by Mr. Ein, 274,626 shares are held by Carlyle-Prime Investors, L.P. and 198,487 are held by Carlyle-Prime Partners I, L.P. Both Carlyle-Prime Investors, L.P. and Carlyle-Prime Partners I, L.P. are limited partnerships and the general partner of each is TCG Towers L.L.C. The address of The Carlyle Group and Mr. Ein is 1001 Pennsylvania Avenue, N.W., Washington, D.C., 20004. Mr. Ein disclaims beneficial ownership of these shares within the meaning of Rule 13d-3 under the Exchange Act. This figure does not include the shares of Common Stock to be issued to an affiliate of The Carlyle Group in connection with a recently completed acquisition. See "Certain Transactions."
 (9) Of the shares indicated beneficially owned by Mr. Lummis, 365,000 shares are held by Summit Capital and are included because of Mr. Lummis's affiliation therewith. Of the remaining 102,565 shares, 5,475 shares are held by Mr. Lummis, 53,290 shares are held by a trust for the benefit of Mr. Lummis who is the trustee and 43,800 shares are held by several trusts, of which Mr. Lummis is the trustee, for the benefit of Mr. Lummis's children. Mr. Lummis' address is 3411 Richmond Avenue, Suite 400, Houston, Texas, 77046. Mr. Lummis disclaims beneficial ownership of the 43,800 shares held in trusts for the benefit of his children within the meaning of Rule 13d-3 under the Exchange Act.
(10) The shares beneficially owned by Messrs. Jimmerson and Sharp are issuable within 60 days upon the exercise of stock options.
(11) Of the shares indicated beneficially owned by Mr. Kelly, 365,000 shares are held by Summit Capital and are included because of Mr. Kelly's affiliation therewith. Of the remaining 119,335 shares, 5,475 shares are held by Mr. Kelly, 89,425 are held by GBK Tower Partners, a partnership of which Mr. Kelly is the general partner, and 24,455 are issuable to GBK Tower Partners upon the exercise of warrants for a nominal price. The address of GBK Tower Partners and Mr. Kelly is Eight Greenway Plaza, Suite 714, Houston, Texas, 77046. Mr. Kelly disclaims beneficial ownership of the 113,880 shares held by or issuable to GBK Tower Partners within the meaning of Rule 13d-3 under the Exchange Act.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of the Company upon the consummation of the Offering will consist of 45,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $.01 per share. Upon
consummation of the Offering, the Company will have           shares of Common
Stock outstanding and no shares of Preferred Stock outstanding.

     The Company currently has authorized 212,500 shares of Class A Common Stock, par value $.01 per share, 37,500 shares of Class B Common Stock, par value $.01 per share, and 22,500 shares of Preferred Stock, par value $.01 per share. The Company's outstanding stock consists of 112,058 shares of Class A Common Stock and 22,500 shares of Preferred Stock which have been designated as the Series A Redeemable Preferred Stock. The Class B Common Stock has no voting rights, except as otherwise required by law. Prior to the consummation of the Offering, the Company will amend and restate its Certificate of Incorporation to reclassify the shares of Class A Common Stock into shares of Common Stock and will effect a 73 to one share stock split. The following description is a summary of the material terms of the Company's capital stock. For a complete description of the terms of the capital stock, reference is made to the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Bylaws, which are included as exhibits to the Registration Statement.

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of Common Stock do not have the right to cumulate their votes in the election of directors. Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors of the Company out of funds legally available therefor, subject to any dividend preferences of any outstanding shares of Preferred Stock. See "Divided Policy." In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock have the right to share ratably in any assets remaining after the satisfaction in full of the liabilities of the Company and of all liquidation preferences on any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive or preferential rights to purchase or subscribe for any part of any additional securities or rights to convert their Common Stock into other securities and are not subject to future calls or assessments by the Company.

PREFERRED STOCK

     Generally. The Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more classes or series. Subject to the provisions of the Certificate of Incorporation and limitations prescribed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of the Preferred Stock, in each case without any further action or vote by the holders of Common Stock.

     Although the Company has no present intention to issue shares of Preferred Stock, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For example, the issuance of a series of Preferred Stock might impede a business combination by including class voting rights that would enable the holders to block such a transaction; or such issuance might facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some or a majority of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or the rules of any market on which the Company's securities are traded.

     Series A Redeemable Preferred Stock. The Company has outstanding 22,500 shares of Series A Preferred Stock. Holders of the Series A Preferred Stock are not entitled to receive dividends. The Company at its option may, at any time and from time to time, redeem all or any part of the outstanding Series A Preferred Stock at a redemption price payable in cash equal to $200 per share. Upon the occurrence of a Public Offering (as defined) or a Change of Control (as defined), the Company is required to redeem all of the shares of Series A Preferred Stock at a redemption price payable in cash equal to $200 per share. The Offering will be a Public Offering as defined in the certificate of designations relating to the Series A Preferred Stock. Shares of the Series A Preferred Stock redeemed, purchased, or otherwise acquired by the Company shall be deemed retired and shall be canceled and may not thereafter be issued or otherwise disposed of by the Company.

     Except as required by law, the holders of the Series A Preferred Stock have no voting rights with respect to the Series A Preferred Stock, and their consent is not required for taking any corporate action. However, so long as any share of Series A Preferred Stock remains outstanding, the Company may not, without the affirmative vote or written consent of the holders of more than 50% of the outstanding shares of Series A Preferred Stock, (i) amend or repeal any provision of, or add any provision to, the Certificate of Incorporation or Bylaws of the Company if such action would alter or change the preferences, rights, privileges or powers of, or the restrictions provided for the benefit of, the Series A Preferred Stock, or increase or decrease the authorized number of shares of the Series A Preferred Stock; (ii) authorize or issue shares of any class of stock, or any class of bonds, debentures, notes or other obligations convertible into or exchangeable for, or having option rights to purchase, any shares of any other class or series of stock of the Company, having any preference or priority as to assets superior to or on a parity with the Series A Preferred Stock; or (iii) reclassify any Junior Stock (as defined) into shares having any preference or priority as to assets superior to or on a parity with any preference or priority of the Series A Preferred Stock.

     Upon any liquidation, dissolution or winding up of the affairs of the Company, after payments or provision for payments of the debts and liabilities of the Company, the holders of the Series A Preferred Stock will be entitled to receive, out of the remaining assets of the Company, the sum of $200 per share of Series A Preferred Stock or, in the case that the remaining assets of the Company are insufficient to permit the payment of $200 per outstanding share, then the entire assets of the Company shall be distributed ratably among the holders of the Series A Preferred Stock then outstanding.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

     Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of a director's fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Certificate of Incorporation limits the liability of directors of the Company to the Company or its stockholders to the fullest extent permitted by Delaware law. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law (the "DGCL") or (iv) for any transaction from which the director derived an improper personal benefit.

     The inclusion of this provision in the Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its stockholders. The Company's Bylaws provide indemnification to the Company's officers and directors and certain other persons with respect to certain matters, and the Company has entered into agreements with each of its directors and executive officers for indemnification with respect to certain matters.

     The Certificate of Incorporation provides that stockholders may act only at an annual or special meeting of stockholders and may not act by written consent. The Bylaws provide that special meetings of the stockholders can be called only by the Chairman of the Board, the President or a majority of the Board of Directors.

     The Certificate of Incorporation provides that the Board of Directors shall consist of three classes of directors serving for staggered terms. As a result, it is currently contemplated that approximately one-third of the Company's Board of Directors will be elected each year. The classified board provision could prevent a party who acquires control of a majority of the outstanding voting stock of the Company from obtaining control of the Board of Directors until the second annual stockholders meeting following the date the acquirer obtains the controlling interest.

     The Certificate of Incorporation provides that the number of directors shall be as determined by the Board of Directors from time to time, but shall not be less than five. It also provides that directors may be removed only for cause, and then only by the affirmative vote of the holders of at least a majority of all outstanding voting stock entitled to vote. This provision, in conjunction with the provisions of the Certificate of Incorporation authorizing the Board of Directors to fill vacant directorships, will prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

     The Company's Bylaws contain provisions (i) requiring that advance notice be delivered to the Company of any business to be brought by a stockholder before an annual meeting of stockholders and (ii) establishing certain procedures to be followed by stockholders in nominating persons for election to the Board of Directors. Generally, such advance notice provisions provide that written notice must be given to the Secretary of the Company by a stockholder
(i) in the event of business to be brought by a stockholder before an annual meeting, not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders (with certain exceptions if the date of the annual meeting is different by more than specified amounts from the anniversary date), and (ii) in the event of nominations of persons for election to the Board of Directors by any stockholder, (a) with respect to an election to be held at the annual meeting of stockholders, not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders (with certain exceptions if the date of the annual meeting is different by more than specified amounts from the anniversary date), and (b) with respect to an election to be held at a special meeting of stockholders for the election of directors, not later than the close of business on the 10th day following the day on which notice of the date of the special meeting was mailed to stockholders or public disclosure of the date of the special meeting was made, whichever first occurs. Such notice must set forth specific information regarding such stockholder and such business or director nominee, as described in the Company's Bylaws. The foregoing summary is qualified in its entirety by reference to the Company's Bylaws, which are filed as an exhibit to the Registration Statement of which this Prospectus is a part.

DELAWARE BUSINESS COMBINATION STATUTE

     The Company is subject to the provisions of Section 203 of the DGCL ("Business Combination Statute"). In general, the Business Combination Statute prohibits a publicly-held Delaware corporation from engaging in certain "business combinations" with an "interested stockholder" for a period of three years after the date such person became an interested stockholder, unless (i) before such person became a stockholder, the board of directors approved either the proposed business combination or the proposed acquisition of stock resulting in such person's becoming an interested stockholder; (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation in the transaction in which it became an interested stockholder; or

(iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of the holders of two-thirds of the outstanding shares of the corporation's voting stock other than shares held by the interested stockholder at a meeting of the stockholders. A "business combination" is defined broadly to include a merger, consolidation, sale or other disposition of assets and certain other transactions resulting in the receipt of financial benefits by the interested stockholder. An "interested stockholder" is defined as a person who, together with affiliates and associates, beneficially owns (or within the preceding three years, did beneficially own) 15% or more of the corporation's voting stock.

     Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the Company and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the Company's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

TRANSFER AGENT

     The transfer agent of the Common Stock has not been selected.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have a total of
          shares of Common Stock outstanding (           if the Underwriters'
over-allotment options are exercised in full). The shares of Common Stock sold in the Offering will be freely tradeable by persons other than "affiliates" or persons deemed to be acting as "underwriters" (as defined under the Securities
Act) of the Company. The remaining shares of Common Stock (the "Restricted Shares") were issued by the Company in private transactions in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act and may not be sold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, including pursuant to Rule 144.

     In general, under Rule 144, as currently in effect, a person (or persons whose shares are required to be aggregated) who has beneficially owned, for at least two years, shares of Common Stock that have not been registered under the Securities Act or that were acquired from an "affiliate" of the Company is entitled to sell within any three-month period the number of shares of Common Stock which does not exceed the greater of one percent of the number of then outstanding shares or the average weekly reported trading volume during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain notice requirements and to the availability of current public information about the Company and must be made in unsolicited brokers' transactions or to a market maker. A person (or persons whose shares are aggregated) who is not an "affiliate" of the Company under the Securities Act during the three months preceding a sale and who has beneficially owned such shares for at least three years is entitled to sell such shares under Rule 144 without regard to the volume, notice, information and manner of sale provisions of such Rule. Rule 144 does not require the same person to have held the securities for the applicable periods. The SEC has recently approved an amendment to Rule 144 that would shorten the two- and three-year holding periods described above to one year and two years, respectively.

     After the Offering, the Company intends to file a registration statement on Form S-8 to register the shares of Common Stock issuable upon exercise of options granted or to be granted pursuant to the Plan. Accordingly, shares issued upon exercise of such options will be freely tradeable by holders who are not affiliates of the Company and, subject to the volume and other limitations of Rule 144, by holders who are affiliates of the Company.

     The Company, its executive officers and directors, all holders of options to purchase Common Stock under the Plan and certain stockholders of the Company have agreed that, for a period of 180 days from the date of this Prospectus, they will not offer, sell or otherwise dispose of any shares of Common Stock or options to acquire Common Stock without the prior written consent of Montgomery Securities, other than the issuance by the Company of options to purchase Common Stock or shares of Common Stock issuable upon the exercise thereof and issuances of Common Stock by the Company in connection with acquisitions of towers and related assets, provided that such options shall not become exercisable and such shares issuable upon exercise of options or pursuant to acquisitions shall not be transferable prior to the end of the 180-day period.

     Prior to the Offering, there has been no market for the Common Stock. No predictions can be made of the effect, if any, that market sales of shares of Common Stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of Common Stock could adversely affect the prevailing market price of Common Stock, as well as impair the ability of the Company to raise capital through the issuance of additional equity securities.

                                  UNDERWRITING

     The underwriters named below, represented by Montgomery Securities, Alex. Brown & Sons Incorporated and Prudential Securities Incorporated (the "Representatives") have severally agreed, subject to the terms and conditions contained in the underwriting agreement (the "Underwriting Agreement") by and among the Company, the Selling Stockholder and the Underwriters, to purchase from the Company and the Selling Stockholder the number of shares of Common stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of such shares if they purchase any.

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
Montgomery Securities.......................................
Alex. Brown & Sons Incorporated.............................
Prudential Securities Incorporated..........................

                                                              ---------
          Total.............................................
                                                              =========

     The Representatives have advised the Company and the Selling Stockholder that the Underwriters propose initially to offer the shares of Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of not more than
$          per share, and such dealers may reallow a concession of $
per share on sales to certain other dealers. After the offering, the public offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject an order in whole or in part.

     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum
of             additional shares of Common Stock to cover over-allotments, if
any, at the same price per share as the initial             shares to be
purchase by the Underwriters. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the Offering.

     The Underwriting Agreement provides that the Company and the Selling Stockholder will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     The Representatives have informed the Company that the Underwriters do not expect to make sales of Common Stock offered by this Prospectus to accounts over which they exercise discretionary authority in excess of 5% of the shares of Common Stock offered hereby.

     Prior to this offering, there has been no public trading market for the Common Stock. Consequently, the initial public offering price was determined by negotiations among the Representatives, the Company and the Selling Stockholder. Among the factors considered in such negotiations were the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present earnings and the trend of such earnings, the prospects for future earnings of the Company, the present state of the Company's development, the general condition of securities markets at the time of the Offering and the market price of publicly traded stock of comparable companies in recent periods.

     The Company, its directors and executive officers, certain of its stockholders (including the Selling Stockholder) and all holders of options to purchase Common Stock have agreed that, for a period of 180 days from the date of this Prospectus, they will not offer, sell or otherwise dispose of any shares of Common Stock or options to acquire shares of Common Stock without the prior written consent of Montgomery Securities, other than the issuance by the Company of options to purchase Common Stock or shares of Common Stock issuable upon the exercise thereof and issuances of Common Stock by the Company in connection with acquisitions of towers and related assets, provided that such options shall not become exercisable and such shares issuable upon exercise of options or pursuant to acquisitions shall not be transferable prior to the end of the 180-day period.

     The underwriters are reserving up to             shares of Common Stock
offered hereby for sale to officers, directors and employees of the Company and their friends, relatives and other affiliates. The price of such shares to such persons will be the initial public offering price set forth on the cover of this Prospectus. The number of shares available to the general public will be reduced to the extent those persons purchase reserved shares. Any shares not so purchased will be offered hereby at the initial public offering price set forth on the cover of this Prospectus.

     The Company will apply to list the shares on the Nasdaq National Market. In connection with the listing of the Common Stock, the Underwriters will undertake to sell round lots of 100 shares or more to a minimum of 400 beneficial owners.

     In connection with the Offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company and the Selling Stockholder, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, Montgomery Securities, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the Offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph are required, and, if undertaken, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters relating to the Common Stock offered hereby will be passed upon by Locke Purnell Rain Harrell (A Professional Corporation), Dallas, Texas, as counsel for the Underwriters.

                                    EXPERTS

     The consolidated financial statements and schedule of American Tower Corporation and subsidiaries as of December 31, 1996 and 1995, and for each of years in the two year period ended December 31, 1996, the period from October 15, 1995 to December 31, 1994 (Successor) and the period from January 1, 1994 to December 31, 1994 (Predecessor), have been included herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants appearing elsewhere herein and in the registration statement, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Prime Communication Sites Holdings, L.L.C. for the year ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by KPMG Peat Marwick LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein. Such consolidated financial statements are included in reliance on such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 (as amended and together with all exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the offer and sale of Common Stock pursuant to this Prospectus. This Prospectus constitutes a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted as permitted by the rules and regulations of the Commission. Statements made in this Prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement are summaries of the terms of such contracts, agreements or documents and are not necessarily complete. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The Registration Statement and the exhibits and schedules thereto filed with the Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511. In addition, the Registration Statement can be inspected and copied at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006-1500.

     As a result of the Offering, the Company will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities, regional offices and stock exchange referred to above. In addition, these reports, proxy statements and other information may also be obtained from the web site that the Commission maintains at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
AMERICAN TOWER CORPORATION AND SUBSIDIARIES
Independent Auditors' Report................................   F-2
Consolidated Balance Sheets as of December 31, 1995 and
  1996......................................................   F-3
Consolidated Statements of Operations -- Predecessor for the
  period from January 1, 1994 to October 14, 1994
  and -- Successor for the period from October 15, 1994 to
  December 31, 1994 and the years ended December 31, 1995
  and 1996..................................................   F-4
Consolidated Statements of Stockholders' Equity
  (Deficit) -- Predecessor for the period from January 1,
  1994 to October 14, 1994 and -- Successor for the period
  from October 15, 1994 to December 31, 1994 and the years
  ended December 31, 1995 and 1996..........................   F-5
  Consolidated Statements of Cash Flows -- Predecessor for
     the period from January 1, 1994 to October 14, 1994
     and -- Successor for the period from October 15, 1994
     to December 31, 1994 and the years ended December 31,
     1995 and 1996..........................................   F-6
Notes to Consolidated Financial Statements..................   F-7
PRIME COMMUNICATION SITES HOLDING, L.L.C. AND SUBSIDIARY
Independent Auditors' Report................................  F-18
Consolidated Balance Sheet as of December 31, 1995..........  F-19
Consolidated Statement of Operations for the year ended
  December 31, 1995.........................................  F-20
Consolidated Statement of Members' Equity for the year ended
  December 31, 1995.........................................  F-21
Consolidated Statement of Cash Flows for the year ended
  December 31, 1995.........................................  F-22
Notes to Consolidated Financial Statements..................  F-23

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
American Tower Corporation:

     We have audited the accompanying consolidated balance sheets of American Tower Corporation and Subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows -- Predecessor for the period from January 1, 1994 to October 14, 1994 -- Successor for the period from October 15, 1994 to December 31, 1994 and the years ended December 31, 1995 and 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Tower Corporation and Subsidiaries as of December 31, 1995 and 1996 and the results of their operations and their cash flows -- Predecessor for the period from January 1, 1994 to October 14, 1994 -- Successor for the period from October 15, 1994 to December 31, 1994 and the years ended December 31, 1995 and 1996 in conformity with generally accepted accounting principles.

                                                           KPMG PEAT MARWICK LLP

Houston, Texas
January 17, 1997

                  AMERICAN TOWER CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                           DECEMBER 31, 1995 AND 1996

                                     ASSETS

                                                               1995       1996
                                                              -------    -------
Current assets:
  Cash and cash equivalents.................................  $ 1,905         92
  Accounts receivable, net of allowance for doubtful
     accounts of $30 and $104, respectively.................      598        816
  Prepaid expenses and other current assets.................      682        793
  Assets held for resale....................................       --        700
                                                              -------    -------
     Total current assets...................................    3,185      2,401
Land........................................................    4,177      5,301
Rental towers and related fee based assets, net of
  accumulated depreciation of $1,729 and $3,984,
  respectively..............................................   42,056     61,556
Other assets, net of accumulated amortization of $486 and
  $836, respectively........................................    4,364      6,269
                                                              -------    -------
  Total assets..............................................  $53,782     75,527
                                                              =======    =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $   489        720
  Accrued interest payable..................................      539        598
  Deferred revenues and other current liabilities...........    1,395        978
  Current portion of long-term debt.........................    1,580      1,075
                                                              -------    -------
  Total current liabilities.................................    4,003      3,371
Long-term debt, less current portion........................   31,875     49,771
Other liabilities...........................................      541        450
Deferred income taxes.......................................    6,306      6,337
                                                              -------    -------
  Total liabilities.........................................   42,725     59,929
                                                              -------    -------
Commitments and contingencies
Redeemable preferred stock, $.01 par value. Authorized,
  issued and outstanding, 22,500 shares.....................    3,633      4,000
Stockholders' equity:
  Common stock, $.01 par value. Authorized 45,000,000
     shares; 4,927,500 and 5,499,163 shares issued and
     outstanding, respectively..............................       49         55
  Additional paid-in capital................................    7,876     11,997
  Accumulated deficit.......................................     (501)      (454)
                                                              -------    -------
     Total stockholders' equity.............................    7,424     11,598
                                                              -------    -------
     Total liabilities and stockholders' equity.............  $53,782     75,527
                                                              =======    =======

          See accompanying notes to consolidated financial statements.

                  AMERICAN TOWER CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                            PREDECESSOR                     SUCCESSOR
                                            -----------    --------------------------------------------
                                            JANUARY 1,     OCTOBER 15,
                                               1994            1994            YEAR            YEAR
                                              THROUGH        THROUGH          ENDED           ENDED
                                            OCTOBER 14,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                               1994            1994            1995            1996
                                            -----------    ------------    ------------    ------------
Total revenues............................   $  5,218           1,948           8,277          12,366
Operating expenses:
  Direct tower costs......................      1,151             402           1,868           2,849
  Selling, general and administrative.....      2,137             380           1,601           2,049
  Depreciation and amortization...........      2,106             403           1,908           2,709
                                             --------       ---------       ---------       ---------
          Total operating expenses........      5,394           1,185           5,377           7,607
                                             --------       ---------       ---------       ---------
Operating income (loss)...................       (176)            763           2,900           4,759
Interest expense..........................      2,117             576           3,068           3,808
Other expenses............................         93              66             414             150
                                             --------       ---------       ---------       ---------
Income (loss) before income taxes and
  extraordinary items.....................     (2,386)            121            (582)            801
Income tax (expense) benefit..............         --             (50)            217            (303)
                                             --------       ---------       ---------       ---------
Income (loss) before extraordinary
  items...................................     (2,386)             71            (365)            498
Extraordinary loss, net of tax benefit of
  $117 and $272, respectively.............         --              --            (207)           (451)
                                             --------       ---------       ---------       ---------
Net income (loss).........................   $ (2,386)             71            (572)             47
                                             ========       =========       =========       =========
Earnings (loss) per common share:
  Income (loss) before extraordinary
     loss.................................    (318.13)
  Extraordinary loss, net.................         --
                                             --------       ---------       ---------       ---------
  Net income (loss) per common share......     318.13
                                             ========       =========       =========       =========
Weighted average common shares and common
  stock equivalents outstanding...........      7,500

          See accompanying notes to consolidated financial statements.

                  AMERICAN TOWER CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                     PREDECESSOR
                                                -----------------------------------------------------
                                                           ADDITIONAL                       TOTAL
                                                COMMON      PAID-IN      ACCUMULATED    STOCKHOLDERS'
                                                 STOCK      CAPITAL        DEFICIT         DEFICIT
                                                -------    ----------    -----------    -------------
Balances at December 31, 1993.................  $    --          --         (1,716)         (1,716)
Net loss......................................       --          --         (2,386)         (2,386)
                                                -------     -------        -------         -------
Balances at October 14, 1994..................  $    --          --         (4,102)         (4,102)
                                                =======     =======        =======         =======

                                                                      SUCCESSOR
                                                -----------------------------------------------------
                                                           ADDITIONAL                       TOTAL
                                                COMMON      PAID-IN      ACCUMULATED    STOCKHOLDERS'
                                                 STOCK      CAPITAL        DEFICIT         EQUITY
                                                -------    ----------    -----------    -------------
Beginning balances at October 15, 1994........  $    --          --             --              --
Sale of 4,927,500 shares of common stock......       49       6,701             --           6,750
Allocation of warrant value to equity.........       --         675             --             675
Net income....................................       --          --             71              71
                                                -------     -------        -------         -------
Balances at December 31, 1994.................       49       7,376             71           7,496
Allocation of warrant value to equity.........       --         500             --             500
Net loss......................................       --          --           (572)           (572)
                                                -------     -------        -------         -------
Balances at December 31, 1995.................       49       7,876           (501)          7,424
Shares of common stock issued
  in acquisition..............................        5       4,122             --           4,127
Conversion of warrants to 98,550 shares of
  common stock................................        1          (1)            --              --
Net income....................................       --          --             47              47
                                                -------     -------        -------         -------
Balances at December 31, 1996.................  $    55      11,997           (454)         11,598
                                                =======     =======        =======         =======

          See accompanying notes to consolidated financial statements.

                  AMERICAN TOWER CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                        PREDECESSOR                   SUCCESSOR
                                                        -----------   ------------------------------------------
                                                        JANUARY 1,    OCTOBER 15,
                                                           1994           1994           YEAR           YEAR
                                                          THROUGH       THROUGH         ENDED          ENDED
                                                        OCTOBER 14,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                           1994           1994           1995           1996
                                                        -----------   ------------   ------------   ------------
Cash flows from operating activities:
  Net income (loss)...................................    $(2,386)           71           (572)            47
  Adjustments to reconcile net income (loss) to net
    cash provided by operating activities:
    Depreciation and amortization.....................      2,106           403          1,908          2,709
    Accretion of discounts............................         --            41            202            808
    Deferred income taxes.............................         --            50           (334)            31
    Deferred loan costs written-off...................         --            --            324             --
    Increase in accounts receivable, net..............        (47)          (14)          (203)          (218)
    Decrease in prepaid expenses and other current
      assets..........................................       (142)         (143)          (109)          (111)
    Increase in accounts payable......................         51            23             59            231
    Increase (decrease) in accrued interest payable...        (81)          380             14             59
    Increase (decrease) in deferred revenues and
      other...........................................        235          (469)           332           (417)
    Accrual for imputed interest on Predecessor
      subordinated debt...............................      2,000            --             --             --
                                                          -------       -------         ------        -------
         Total adjustments............................      4,122           271          2,193          3,092
                                                          -------       -------         ------        -------
         Net cash provided by operating activities....      1,736           342          1,621          3,139
                                                          -------       -------         ------        -------
Cash flows from investing activities:
  Payment for purchase of towers and related assets...       (999)         (444)        (7,351)       (14,249)
  Proceeds from the sale of land......................         48            --             24             --
  Purchases of land...................................         --           (55)          (500)        (1,124)
  Payment for acquisition of predecessor..............         --        (9,692)            --             --
                                                          -------       -------         ------        -------
         Net cash used in investing activities........       (951)      (10,191)        (7,827)       (15,373)
                                                          -------       -------         ------        -------
Cash flows from financing activities:
  Proceeds from borrowings on long-term debt..........         --        21,000          4,646         39,850
  Net payments on Predecessor revolving line of
    credit............................................       (440)           --             --             --
  Proceeds from Predecessor expansion loan............        486            --             --             --
  Proceeds from issuance of Successor common stock....         --         6,750             --             --
  Proceeds from issuance of preferred stock...........         --            --          4,133            367
  Payments of long-term debt..........................         --            --         (1,680)       (28,736)
  Payments of deferred loan costs and interest rate
    cap...............................................         --          (496)           (98)        (1,060)
  Payments of Predecessor long-term debt..............     (1,116)      (14,699)            --             --
  Payment of Predecessor employment contracts.........         --          (941)            --             --
  Payment of Predecessor selling costs................         --          (744)            --             --
                                                          -------       -------         ------        -------
         Net cash provided by (used in) financing
           activities.................................     (1,070)       10,870          7,001         10,421
                                                          -------       -------         ------        -------
         Net increase (decrease) in cash and cash
           equivalents................................       (285)        1,021            795         (1,813)
Cash and cash equivalents at beginning of period......        374            89          1,110          1,905
                                                          -------       -------         ------        -------
Cash and cash equivalents at end of period............    $    89         1,110          1,905             92
                                                          =======       =======         ======        =======
Supplemental disclosure of cash flow
  information -- cash paid during the period for
  interest............................................    $   197            --          2,915          2,925
                                                          =======       =======         ======        =======

          See accompanying notes to consolidated financial statements.

                  AMERICAN TOWER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1995 AND 1996

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Formation and Organization

     The accompanying consolidated financial statements reflect the financial position, results of operations, and cash flows of American Tower Corporation and its wholly-owned subsidiaries, collectively referred to as ATC or the Company. All significant intercompany transactions and balances have been eliminated.

     ATC was created for the purpose of acquiring 100% of the outstanding common stock of Bowen-Smith Holdings, Inc., which was completed in October 1994. This acquisition was accounted for as a purchase. The cost of the acquisition was allocated on the basis of the estimated fair values of the assets acquired and the liabilities assumed. The financial information for the period from January 1, 1994 to October 14, 1994 reflects Bowen-Smith Holdings, Inc.'s historical cost of the assets and liabilities. As a result of the acquisition and different cost basis with respect to the assets and liabilities of the Company, financial information for periods before and after October 15, 1994 is not comparable. For purposes of identification and description, Bowen-Smith Holdings, Inc. is referred to as the "Predecessor" for the period prior to the acquisition; ATC is the "Successor" for the period subsequent to the acquisition.

  (b) Description of Business

     The primary business of the Company is the leasing of antenna and transmitter space on communication towers to companies using or providing cellular telephone, paging, microwave and specialized mobile radio services. ATC currently owns and operates approximately 550 communication tower sites located in thirty states primarily in the western, eastern and southern United States.

  (c) Cash Equivalents

     Cash equivalents consist of short-term investments with an original maturity of three months or less. Cash equivalents include an interest-bearing money market account with a balance of approximately $1,834,000 at December 31, 1995 and $12,000 at December 31, 1996.

  (d) Rental Towers and Related Fee Based Assets

     Rental towers and related fee based assets are stated at cost. Depreciation on rental towers and related fee based assets is calculated on the straight-line method over the estimated useful lives of the assets which range from 3 to 25 years.

  (e) Other Assets

     Other assets include licenses and permits which are amortized on a straight-line basis over their expected period of benefit, 25 years, and a noncompete agreement with the Predecessor majority stockholder which is amortized on a straight-line basis over its seven year term. Also included are deferred loan costs associated with various debt issuances which are amortized over the terms of the related debt based on the amount of outstanding debt using the interest method.

  (f) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

     The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows

                  AMERICAN TOWER CORPORATION AND SUBSIDIARIES

                        DECEMBER 31, 1994, 1995 AND 1996

expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs of disposal. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

  (g) Income Taxes

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (h) Fair Value of Financial Instruments

     In December 1991, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards 107, Disclosure about Fair Value of Financial Instruments. This Statement requires the Company to disclose estimated fair values for its financial instruments.

     Fair value estimates are made at discrete points in time based on relevant market information. These estimates may be subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision.

     The Company believes that the carrying amounts of its current assets and current liabilities approximate the fair value of such items due to their short-term nature. The carrying amount of long-term debt approximates its fair value because the interest rates approximate market.

  (i) Revenue Recognition

     Revenues are recognized as tower services are provided. Amounts billed or received prior to services being performed are deferred until such time as the revenue is earned.

  (j) Stock Option Plan

     Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. On January 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

  (k) Earnings (Loss) per Common Share

     Earnings (loss) per common share are based on the weighted average number of common stock outstanding during the respective periods adjusted for common stock equivalents when dilutive and significant except as described below. Pursuant to certain Securities and Exchange Commission (SEC) Staff Accounting Bulletins, common stock issued for consideration below the assumed initial public offering (IPO) price and

                  AMERICAN TOWER CORPORATION AND SUBSIDIARIES

                        DECEMBER 31, 1994, 1995 AND 1996

stock options and warrants granted with exercise prices below the assumed IPO price during the 12-month period prior to the date of the initial filing of the Registration Statement, even when antidilutive, have been included in the calculation of net income (loss) per share, using the treasury stock method based on the assumed IPO price, as if they were outstanding for all periods presented prior to their issuance or grant.

     Fully diluted earnings per share are not presented for 1994, 1995 and 1996 because they do not materially differ from primary earnings per share.

  (l) Interest Rate Cap Agreements

     The Company is party to a financial instrument to reduce its exposure to fluctuations in interest rates. The purchase price of the interest rate cap agreements is capitalized and included in prepaid expenses in the accompanying consolidated balance sheets and amortized over the life of the agreements using the straight-line method.

  (m) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (n) Reclassifications

     Certain reclassifications have been made to prior period amounts in order to conform to the 1996 presentation.

(2) ASSET ACQUISITIONS

     In December 1995, the Company acquired in a single transaction substantially all of the tower sites and locations of CSX Realty Development Corporation (CSX) for $9,750,000 which was funded through cash and seller financed debt. In addition during 1995, the Company acquired 81 other tower sites in several unrelated transactions. In October 1996, the Company acquired in a single transaction substantially all of the tower sites and locations of Prime Communications Sites Holding, L.L.C. and its subsidiary (Prime) for approximately $15.3 million which was funded through borrowings under the Company's credit facility, seller financed debt and the issuance of common stock of the Company to the seller. In addition, during 1996 the Company acquired four other tower sites in two unrelated transactions. The purchase price was allocated to the land, towers and related fee based assets and licenses and permits based on their respective estimated fair values.

     The following unaudited proforma consolidated results of operations give effect to the above acquisitions as though the 1995 and 1996 acquisitions had occurred on January 1, 1995:

                                                                 1995             1996
                                                               ---------        ---------
                                                               (IN THOUSANDS, EXCEPT PER
                                                                      SHARE DATA)
Rental revenues........................................          $10,575          $13,565
Operating income.......................................          $ 3,737          $ 4,855
Net loss...............................................          $(1,492)         $  (346)
Net loss per common share..............................          $                $

                  AMERICAN TOWER CORPORATION AND SUBSIDIARIES

                        DECEMBER 31, 1994, 1995 AND 1996

(3) PREPAID EXPENSES AND OTHER CURRENT ASSETS

     Prepaid expenses and other current assets at December 31, 1995 and 1996 consisted of the following:

                                                              1995     1996
                                                              -----    -----
                                                              (IN THOUSANDS)
Prepaid land leases.........................................   $474     $619
Materials and supplies......................................     52       --
Other current assets........................................    156      174
                                                               ----     ----
                                                               $682     $793
                                                               ====     ====

(4) OTHER ASSETS

     Other assets at December 31, 1995 and 1996 consisted of the following:

                                                               1995      1996
                                                              ------    ------
                                                               (IN THOUSANDS)
Deferred loan costs, net....................................  $  145    $1,009
Licenses and permits, net...................................   3,366     4,428
Non-compete costs, net......................................     823       623
Other assets................................................      30       209
                                                              ------    ------
                                                              $4,364    $6,269
                                                              ======    ======

(5) DEFERRED REVENUES AND OTHER CURRENT LIABILITIES

     Deferred revenues and other current liabilities at December 31, 1995 and 1996 consisted of the following:

                                                               1995      1996
                                                              ------    ------
                                                               (IN THOUSANDS)
Deferred revenues...........................................  $  447    $  201
Deferred compensation contracts.............................     525       300
Accrued expenses and other..................................     423       477
                                                              ------    ------
                                                              $1,395    $  978
                                                              ======    ======

(6) LONG-TERM DEBT

     On October 11, 1996, the Company entered into a new senior credit facility (credit facility) in connection with the acquisition of the communication towers from Prime as discussed in Note 2.

     The credit facility includes a $23 million revolving line of credit, which included a sub-allotment for letters of credit, and a $37 million term loan facility. The Company utilized the proceeds of the term loan to (i) repay $21.6 million of principal and interest to its existing senior lenders, (ii) prepay in full $6.1 million of principal and interest to its senior subordinated lender, and (iii) to fund $8.6 million of the purchase price for the Prime acquisition. The Company had borrowed an additional $2.8 million under the revolving credit facility as of December 31, 1996.

     The credit facility currently bears interest at LIBOR plus 275 basis points for interest periods ranging up to five months; thereafter, the credit facility bears interest at LIBOR plus an applicable margin, not to exceed 275 basis points, based upon a defined leverage ratio, for interest periods of one, three or six months. The term loan portion of the credit facility requires principal amortization with quarterly payments totaling $5.6 million in 1999, $7.4 million in 2000 and 2001, $9.3 million in 2002 and $7.3 million in 2003. The revolving credit

                  AMERICAN TOWER CORPORATION AND SUBSIDIARIES

                        DECEMBER 31, 1994, 1995 AND 1996

facility requires the maximum amount outstanding to be reduced quarterly beginning in January 1999. The maximum amount allowed to be outstanding under the revolving credit facility in 1999 is $22.4 million, in 2000 is $19.6 million, in 2001 is $15.0 million, in 2002 is $10.4 million, in 2003 is $4.6 million with a final maturity of October 2003. The credit facility contains restrictions on payment of dividends, and sets forth minimum operating cash flows, as defined, to be attained by the Company.

     Immediately prior to entering into the credit facility in October 1996, the Company owed its senior lenders $21.5 million under a term loan, revolving line of credit and acquisition line of credit facilities which had been amended and extended in December 1995. The outstanding balance of the prior senior agreement bore interest at LIBOR plus 275 basis points. In connection with entering into the credit facility, the Company expensed $451,000, net of taxes, of deferred loan and other financing costs associated with prior credit facilities. In connection with the amendment of the Company's senior credit agreement in December 1995, the Company expensed $207,000, net of taxes, of deferred loan and other financing costs associated with prior credit facilities. Such deferred loan and other financing costs written off in 1996 and 1995 have been reflected as extraordinary losses in the consolidated statements of operations.

  Seller Acquisition Financing

     In connection with the acquisition of the towers and related sites in October 1996 as more fully discussed in Note 2 and above, the Company issued an aggregate of $2.5 million of subordinated term notes to certain sellers. Payment terms require (i) a single installment on October 11, 2004 or (ii) immediate payment upon an initial public offering. The subordinated term notes bear interest at 11% payable quarterly commencing January 1997.

                  AMERICAN TOWER CORPORATION AND SUBSIDIARIES

                        DECEMBER 31, 1994, 1995 AND 1996

     Long-term debt as of December 31, 1995 and 1996 consisted of the following:

                                                               1995       1996
                                                              -------    -------
                                                                (IN THOUSANDS)
Term note payable, due in quarterly payments beginning in
  January 1999, interest at 8.38% until May 1997 at which
  time interest is LIBOR plus a maximum of 2.75%............  $18,480    $39,850
Seller financing, noninterest bearing secured note payable,
  due in annual installments commencing December 20, 1996
  through December 20, 2000.................................    7,313      6,313
Senior subordinated note, interest payable in quarterly
  installments at 12.75% per annum; principal payments due
  and payable in prescribed amounts beginning on April 1,
  2001; original principal reduced by value of stock warrant
  (see Note 9)..............................................    6,000         --
Subordinated note payable to shareholder, interest payable
  in quarterly installments at 10.5% per annum; payment of
  principal due in annual installments beginning November
  15, 2001; original principal reduced by value of stock
  warrant (see Note 9)......................................    3,000      3,000
Subordinated notes payable, interest payable in quarterly
  installments at 11.0% per annum; single installment due
  October 2004, or immediately upon an initial public
  offering..................................................       --      2,561
Noninterest bearing unsecured note payable, maturing in
  1999......................................................      500        500
Noninterest bearing unsecured note payable, due in two
  installments on July 1, 1995 and January 1, 1996..........      500         --
Note payable, due in quarterly installments commencing
  January 1, 1995 bearing interest at 10.0%.................      400        300
Other.......................................................      129         43
Discount associated with noninterest bearing obligations....   (2,221)    (1,671)
Discount assigned to stock warrants (see Note 9)............     (646)       (50)
                                                              -------    -------
          Total long-term debt..............................   33,455     50,846
Less current portion........................................    1,580      1,075
                                                              -------    -------
  Long-term debt excluding current portion..................  $31,875    $49,771
                                                              =======    =======

     The Company is a party to a financial instrument in order to reduce its exposure to fluctuations in interest rates. The agreement provides for the third parties to make payments to the Company whenever a defined floating interest rate exceeds 10 percent per annum. No such payments were made in 1995 or 1996. Payments on the interest rate cap agreements are based on the notional principal amount of the agreements; no funds were actually borrowed or are to be repaid as of December 31, 1996. The unamortized portion of the purchase price was approximately $107,000 and $50,000 at December 31, 1995 and 1996, respectively. $5,000,000 under this interest rate cap agreement expired in 1995 and the remaining $9,000,000 agreement expires in December 1997.

                  AMERICAN TOWER CORPORATION AND SUBSIDIARIES

                        DECEMBER 31, 1994, 1995 AND 1996

     The aggregate annual maturities of long-term debt (not reduced for discount rates on non-interest bearing obligations and value of warrants) for each of the five years subsequent to December 31, 1996 are as follows:

          YEAR ENDING
         DECEMBER 31,            (IN THOUSANDS)
         ------------            --------------
1997...........................     $ 1,075
1998...........................       1,107
1999...........................       7,157
2000...........................      10,747
2001...........................       8,910
Thereafter.....................      23,571
                                    -------
                                    $52,567
                                    =======

(7) FEDERAL INCOME TAXES

     Income tax expense for the successor period ended December 31, 1994, and the years ended December 31, 1995 and 1996 consisted of the following:

                                                             1994     1995     1996
                                                             ----    ------    -----
                                                                 (IN THOUSANDS)
Current....................................................  $--     $   --    $  --
Deferred...................................................   50       (217)     303
                                                             ---     ------    -----
                                                             $50     $ (217)   $ 303
                                                             ===     ======    =====

     Income tax expense at December 31, 1994, 1995 and 1996 differed from the amounts computed by applying the U.S. federal income tax rate of 34% to income before taxes and extraordinary items as follows:

                                                              1994    1995     1996
                                                              ----    -----    ----
                                                                 (IN THOUSANDS)
Computed "expected" tax expense (benefit)...................  $41     $(198)   $272
State taxes.................................................    2        29      28
Other.......................................................    7       (48)      3
                                                              ---     -----    ----
Total.......................................................  $50     $(217)   $303
                                                              ===     =====    ====

     At December 31, 1996, the Company had net operating loss carryforwards
(NOLs) of approximately $9,258,000 for U.S. Federal income tax purposes. The NOLs, if unused, will expire between 2004 and 2008. The portion of the NOLs which existed prior to October 15, 1994 are subject to annual limitations imposed by the Internal Revenue Code under Section 382.

                  AMERICAN TOWER CORPORATION AND SUBSIDIARIES

                        DECEMBER 31, 1994, 1995 AND 1996

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1996 are as follows:

                                                               1995       1996
                                                              -------    -------
                                                                (IN THOUSANDS)
Deferred tax assets:
  Operating loss and alternative minimum tax credit
     carryforward...........................................  $ 1,968    $ 3,472
  Accrued liabilities.......................................      400         64
  Other.....................................................       27         72
                                                              -------    -------
     Deferred tax assets....................................    2,395      3,608
Deferred tax liability - rental towers and related fee based assets, principally due to differences in basis for
  financial reporting purposes and tax purposes.............    8,701      9,945
                                                              -------    -------
  Net deferred tax liability................................  $ 6,306    $ 6,337
                                                              =======    =======

     There is no valuation allowance at December 31, 1995 and 1996 recorded against the deferred tax assets. It is the opinion of management that the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies will more likely than not result in the realization of the deferred tax assets.

(8) REDEEMABLE PREFERRED STOCK

     In December 1995, the Company commenced a private placement offering to its existing security holders to sell up to 22,500 newly created shares of Series A Redeemable Preferred Stock, $0.01 par value (Series A Preferred Stock), at $200 per share. Net proceeds to the Company were approximately $4,500,000. As of December 31, 1995, the Company had received $4,133,000 in cash for the offering. The remaining $367,000 was received in January 1996.

     The shares of Series A Preferred Stock were sold together with 10-year warrants to purchase a total of 1,642,500 shares of Common Stock at a nominal exercise price. The Company determined the warrants to have an estimated fair value of $500,000 at the offering date which was recorded as additional paid-in capital and a reduction of the outstanding Series A Preferred Stock.

     Each share of Series A Preferred Stock has a liquidation preference of $200 per share. The Company at its option can redeem any or all the outstanding shares of preferred stock for $200 per share. The Company is required to redeem all such shares at a price of $200 per share upon the occurrence of (i) a public offering or (ii) a change of control. The preferred shares have no voting or dividend rights.

(9) STOCKHOLDERS' EQUITY

     In conjunction with the purchase of the common stock of the predecessor, the Company issued warrants to the senior subordinated debt holder for 909,726 shares of common stock with an exercise price of $.01 per share. This warrant is immediately exercisable into common stock of the Company. The Company determined this warrant to have an estimated value of $600,000 at the acquisition date which was recorded as additional paid-in capital and a reduction of the outstanding principal of the senior subordinated note payable. The Company recorded accretion of the debt discount of $16,000, $75,000 and $59,000 for the successor period ended December 31, 1994, and the years ended December 31, 1995 and 1996, respectively. As discussed further in Note 6, the Company prepaid the senior subordinated debt holder in connection with the October 1996 amendment and extension of the Company's senior credit facility. The remaining unamortized debt discount of $450,000 was included as an extraordinary loss on the consolidated statement of operations for the year ended December 31, 1996. The senior subordinated warrant holder can require the Company to purchase the stock warrants beginning in October 2002 (put right). The put amount is defined in the warrant

                  AMERICAN TOWER CORPORATION AND SUBSIDIARIES

                        DECEMBER 31, 1994, 1995 AND 1996

agreement with the senior subordinated lender. At December 31, 1995 and 1996, the accompanying consolidated financial statements include an accrual for $115,000 and $174,000, respectively, related to the put feature of the warrants granted to the senior subordinated lender. A warrant was also issued to one of the previous sellers for 227,395 shares of common stock with a nominal exercise price. Due to certain restrictions as to the exercisability of this warrant, it was determined to have a value of $75,000. This amount is reduced against the principal amount of the seller note. The Company recorded accretion of the debt discount of $12,000 for each of the years ended December 31, 1995 and 1996.

(10) STOCK OPTION PLAN

     In 1995, the Company adopted a stock option plan (the Plan) pursuant to which the Company's Board of Directors may grant stock options to officers and key employees. The Plan authorizes grants of options to purchase up to 673,863 shares of common stock. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. All stock options have 10-year terms and vest and become fully exercisable after a range of 3 to 4 years from the date of grant.

     At December 31, 1996, there were 217,613 additional shares available for grant under the Plan. The per share weighted-average value of stock options granted during 1995 and 1996 was $.50 and $2.63, respectively, on the date of grant, using the Black Scholes model with the following assumptions: risk-free interest rate of 5.71% for the 1995 options and 6.58% for the 1996 options, expected life of 8 years, expected volatility of 0%, and an expected dividend yield of 0%.

     The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                                              1995        1996
                                                              ----        ----
                                                               (IN THOUSANDS,
                                                              EXCEPT PER SHARE
                                                                   DATA)
Net income(loss)
  As reported...............................................  (572)       $ 47
  Pro forma.................................................  (579)       (231)
Earnings (loss) per share
  As reported...............................................
  Pro forma.................................................

     At December 31, 1996 the range of exercise prices and weighted-average remaining contractual life of outstanding options was $1.37-$6.51 and 3.7 years, respectively. Stock option activity during the periods indicated is as follows:

                                                            NUMBER OF      WEIGHTED-AVERAGE
                                                             SHARES         EXERCISE PRICE
                                                            ---------      ----------------
Balance at December 31, 1994..............................        --            $  --
  Granted.................................................    80,300             1.37
                                                            --------           ------
Balance at December 31, 1995..............................    80,300             1.37
  Granted.................................................   412,450             6.51
  Forfeited...............................................   (36,500)            1.37
                                                            --------           ------
Balance at December 31, 1996..............................   456,250            $6.02
                                                            ========           ======

                  AMERICAN TOWER CORPORATION AND SUBSIDIARIES

                        DECEMBER 31, 1994, 1995 AND 1996

     At December 31, 1996, the number of options exercisable was 12,118 and the weighted-average exercise price of these options was $1.37 per share.

(11) RELATED PARTY TRANSACTIONS AND COMMITMENTS

  Leases

     In the ordinary course of business the Company leases land and buildings under long-term (ranging from one to ten years) operating leases. Total rent expense relating to land and building leases was approximately $112,000, $459,000 and $665,000 for the successor period ended December 31, 1994 and the years ending December 31, 1995 and 1996, respectively.

     Minimum future lease payments for the years ending December 31, are as follows:

1997..............................  $1,107,000
1998..............................     787,000
1999..............................     677,000
2000..............................     600,000
2001..............................     623,000
Thereafter........................   2,738,000
                                    ----------
     Total minimum lease
       payments...................  $6,532,000
                                    ==========

  Related Party Transactions

     The Company has entered into consulting agreements with three shareholders. The total management payments under these agreements was approximately $38,000 for the successor period ended December 31, 1994 and $300,000 for each of the years ended December 31, 1995 and 1996, respectively, and future minimum payments required by these management agreements are $300,000, $300,000 and $262,500 for the years ended December 31, 1997, 1998 and 1999, respectively.

     The Company has entered into a management agreement with a private investment firm which is a significant shareholder of the Company. The Company paid $121,000 and $127,000 to this investment firm during the years ended December 31, 1995 and 1996, respectively. In addition, the Company paid the investment firm a financial advisory fee of $600,000 in connection with the Bowen-Smith Holdings, Inc. acquisition in October 1994. The Company's president and chairman, as well as another director are the principal executive officers in the private investment firm. The Company has also agreed to pay the private investment firm a fee of $275,000 for its services in connection with an anticipated public offering of common stock.

     The Company leases land for certain of its tower sites from an entity owned by a shareholder. During the period from October 15 to December 31, 1994 and the years ended December 31, 1995 and 1996, rental expense relating to these land leases totaled $12,500, $33,000 and $35,000, respectively. Additionally, the Company leases its office facility from the same entity. Annual expense for the office facility totals $48,000 per year. The same shareholder is President of a tower fabrication and construction company. The Company has acquired the majority of its new towers from this entity at prices and on terms it considers no less favorable than could have been obtained from other vendors. During the years ended 1995 and 1996, the Company made payments of $304,000 and $1,710,000, respectively, to this entity.

                  AMERICAN TOWER CORPORATION AND SUBSIDIARIES

                        DECEMBER 31, 1994, 1995 AND 1996

(12) SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES

     The Company had the following noncash financing and investing activities:

                                                            1994      1995      1996
                                                           ------    ------    ------
                                                                 (IN THOUSANDS)
Note payable issued for CSX acquisition..................  $   --    $7,664    $   --
Notes payable issued for tower acquisitions..............      --       500     2,361
Common stock issued for Prime acquisition................      --        --     4,127
Notes payable issued for noncompete agreements...........   1,000       160        --
Accrued acquisition costs................................      --       150        --
Accrued debt refinancing costs...........................      --       100        --
Note payable issued in Acquisition.......................   3,000        --        --
Note payable to employee trust assumed...................     500        --        --
Deferred compensation contracts assumed..................     846        --        --

(13) SUBSEQUENT EVENTS (UNAUDITED)

  Tower Acquisitions

     Subsequent to December 31, 1996, the Company purchased a total of 27 towers for aggregate consideration of approximately $10,400,000. In addition, the Company has letters of intent to acquire six additional towers for aggregate consideration of approximately $9,500,000 which the Company expects to close on or before April 1997.

  Authorized Shares and Stock Split

     The Company intends to amend its Articles of Incorporation to increase the number of authorized shares of common stock to 45,000,000 and to authorize 5,000,000 shares of undesignated preferred stock. The Company's Board of Directors has the authority, without further action by the shareholders, to issue such preferred stock in one or more series and to fix the terms and rights of the preferred stock.

     The Board of Directors intends to effect a 73 to 1 split of its common stock. The stock split has been reflected retroactively in the financial statements for all periods presented.

  Tower Disposal

     On January 13, 1997, the Company entered into a binding letter agreement with a related shareholder and director to sell 45 communication towers for a purchase price of $700,000. The closing of this transaction is expected to occur on or before March 31, 1997. Under the letter agreement, the Company will receive $700,000 in cash or reduce principal payments owed under the subordinated note payable issued in October 1994. See Note 6 for further discussion. Due to the agreement, the related assets have been reflected as assets held for resale on the December 31, 1996 balance sheet.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Prime Communication Sites Holding, L.L.C.:

     We have audited the accompanying consolidated balance sheet of Prime Communication Sites Holding, L.L.C. and subsidiary as of December 31, 1995 and the related consolidated statements of operations, members' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Prime Communication Sites Holding, L.L.C. and subsidiary as of December 31, 1995, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                                           KPMG PEAT MARWICK LLP

Dallas, Texas
August 14, 1996, except as to note 6,
  which is as of October 11, 1996

            PRIME COMMUNICATION SITES HOLDING, L.L.C. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEET

                               DECEMBER 31, 1995

                                     ASSETS

Current assets:
  Cash and cash equivalents.................................  $    42,547
  Accounts receivable, net of allowance for doubtful
     accounts of $22,102....................................      204,323
  Prepaids and other........................................       88,317
                                                              -----------
               Total current assets.........................      335,187
                                                              -----------
Property and equipment:
  Towers and equipment......................................    7,058,696
  Vehicles..................................................       16,113
  Office equipment and furniture............................       52,726
  Land......................................................       12,300
                                                              -----------
                                                                7,139,835
  Accumulated depreciation..................................     (619,888)
                                                              -----------
               Net property and equipment...................    6,519,947
                                                              -----------
Intangible assets, net of accumulated amortization of
  $243,577..................................................    2,319,172
Other assets................................................       34,405
                                                              -----------
               Total assets.................................  $ 9,208,711
                                                              ===========

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $   120,831
  Accrued expenses..........................................       76,371
  Deferred revenue..........................................       17,737
  Customer advances.........................................       33,733
  Current portion of long-term debt (note 2)................      730,771
                                                              -----------
               Total current liabilities....................      979,443
Long-term debt, excluding current portion (note 2)..........    2,783,612
Members' equity (note 3):
  Members' capital..........................................    6,721,382
  Accumulated deficit.......................................   (1,275,726)
                                                              -----------
               Total members' equity........................    5,445,656
Commitments and contingencies (note 5)
                                                              -----------
               Total liabilities and members' equity........  $ 9,208,711
                                                              ===========

          See accompanying notes to consolidated financial statements.

            PRIME COMMUNICATION SITES HOLDING, L.L.C. AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1995

Revenue:
  Telecommunications services...............................  $ 1,179,203
  Rental income.............................................        2,700
                                                              -----------
          Total revenue.....................................    1,181,903

Operating expenses:
  Selling, general and administrative.......................      466,226
  Depreciation and amortization.............................      863,465
  Other.....................................................      866,865
                                                              -----------
          Total operating expenses..........................    2,196,556

Other income (expense):
  Interest expense..........................................     (266,747)
  Other.....................................................        5,674
                                                              -----------
          Net loss..........................................  $(1,275,726)
                                                              ===========

          See accompanying notes to consolidated financial statements.

            PRIME COMMUNICATION SITES HOLDING, L.L.C. AND SUBSIDIARY

                   CONSOLIDATED STATEMENT OF MEMBERS' EQUITY

                          YEAR ENDED DECEMBER 31, 1995

                                                                                        TOTAL
                                                                       ACCUMULATED     MEMBERS'
                                               UNITS       AMOUNT        DEFICIT        EQUITY
                                              -------    ----------    -----------    ----------
Formation of Company effective
  January 1, 1995 (notes 3 and 4):
  Issuance for cash.........................  409,946    $3,994,558             --     3,994,558
  Issuance for property.....................   27,267     2,726,824             --     2,726,824
                                              -------    ----------     ----------    ----------
Net loss....................................       --            --     (1,275,726)   (1,275,726)
Balance, December 31, 1995..................  437,213    $6,721,382     (1,275,726)    5,445,656
                                              =======    ==========     ==========    ==========

          See accompanying notes to consolidated financial statements.

            PRIME COMMUNICATION SITES HOLDING, L.L.C. AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                          YEAR ENDED DECEMBER 31, 1995

Cash flows from operating activities:
  Net loss..................................................  $(1,275,726)
  Adjustments to reconcile net loss to net cash used by
     operating activities:
       Depreciation and amortization........................      863,465
       Changes in operating assets and liabilities:
          Increase in accounts receivable...................     (204,323)
          Increase in prepaids and other assets.............     (122,722)
          Increase in accounts payable and accrued
          expenses..........................................      182,420
                                                              -----------
            Net cash used by operating activities...........     (556,886)
                                                              -----------
Cash flows used in investing activities -- expenditures for
  property and equipment....................................   (6,098,614)
                                                              -----------
Cash flows from financing activities:
  Proceeds from issuance of long-term debt..................    3,018,208
  Payments on long-term debt................................     (314,719)
  Proceeds from issuance of members' capital................    3,994,558
                                                              -----------
            Net cash provided by financing activities.......    6,698,047
                                                              -----------
Net increase in cash and cash equivalents...................       42,547
Cash and cash equivalents at January 1, 1995................           --
                                                              -----------
Cash and cash equivalents at December 31, 1995..............  $    42,547
                                                              ===========
SUPPLEMENTAL DISCLOSURE
  Cash paid for interest....................................  $   212,178
                                                              ===========

NONMONETARY TRANSACTIONS

     During 1995, the Company acquired all of the assets of Brad Communication Services, Inc. and B.R.A.D. Communications Services by assuming $66,252 in accounts payable and $810,894 in long-term debt and by issuing $2,726,824 in member' units as discussed in note 3.

          See accompanying notes to consolidated financial statements.

            PRIME COMMUNICATION SITES HOLDING, L.L.C. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1995

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) General and Business

     Prime Communication Sites Holding, L.L.C. (the "Company") was formed by and among Carlyle-Prime Investors, L.P., Carlyle-Prime Partners I, L.P., Brad Communication Services, Inc., B.R.A.D. Communication Services, Warren Harkins, Dale Harkins and Bill Kubena, in January 1995. Brad Communication Services, Inc. and B.R.A.D. Communication Services are partnerships wholly owned by Warren Harkins, Dale Harkins and Bill Kubena, all of whom are Class B Members in the Company. The contributions into the Company were as follows: Brad Communication Services, Inc. and B.R.A.D. Communication Services contributed all of their properties and assets. The net assets contributed to the Company by Brad Communication Services, Inc. and B.R.A.D. Communication Services are reflected at their estimated fair value at the date of contribution in the accompanying consolidated financial statements. Carlyle-Prime Investors, L.P. and Carlyle-Prime Partners I, L.P., both of whom are Class A Members in the Company, contributed a combined total of $3,994,558.

     The Company is a majority owner of Prime Communication Sites, L.L.C. ("PCS"). PCS purchased 137 towers from Prime Communication Sites, Inc. ("Prime, Inc."), an unrelated third party.

     The Company owns towers which are utilized by customers for radio transmitters and antennas throughout the United States. The Company's primary customers are national and multi-regional cellular, personal communication services, specialized mobile radio, pager companies, local radio stations, two way radio users and VHS and UHF television stations.

  (b) Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its majority owned subsidiary Prime Communication Sites, L.L.C. All significant intercompany balances and transactions have been eliminated in consolidation.

  (c) Telecommunications Services and Rental Revenue

     Revenue from telecommunications services is recognized monthly as services are provided. Rental income is recognized monthly as earned. Deferred revenue represents billings for certain telecommunication services which have not yet been rendered.

  (d) Property and Equipment

     Property and equipment contributed by Brad Communication Services, Inc. and B.R.A.D. Communication Services are stated at estimated fair value at date of transfer, and all other additions are stated at cost. Depreciation of property and equipment are calculated on the straight-line method over the estimated useful lives of the assets as follows:

Towers and equipment........................................  10 years
Office equipment and furniture..............................  5-10 years
Vehicles....................................................  5 years

  (e) Income Taxes

     Federal income taxes on net earnings of the Company are payable by the members resulting from the formation of the Company as a limited liability corporation (LLC). LLCs are taxed for federal income tax purposes as partnerships, so that all income, losses and credits flow to the tax returns of the members. For state

            PRIME COMMUNICATION SITES HOLDING, L.L.C. AND SUBSIDIARY

                               DECEMBER 31, 1995

income tax purposes, several states (including Texas) do not recognize LLCs as "flow through" entities for tax purposes.

  (f) Financial Instruments

     The Company's financial instruments include cash, accounts receivable, accounts payable, and long-term debt. The carrying amount of cash, accounts receivable and accounts payable approximates fair value because of the short maturity of these instruments. The fair values of fixed rate long-term debt (including current installments), representing the amount at which the debt could be exchanged on the open market, are determined based on the Company's current incremental borrowing rate for similar types of borrowing arrangements. The Company does not anticipate any significant refinancing activities which would settle long-term debt at fair value (see note 2).

  (g) Cash and Cash Equivalents

     For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

  (h) Use of Estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (i) Intangible Assets

     The Company allocates the fair values of certain non-monetary assets contributed as discussed in note 3 based on the estimated fair values of the tangible and intangible identifiable assets acquired.

     Intangible assets consists primarily of customer contracts and similar assets and are being amortized on a straight-line basis over the expected periods to be benefited, 10 years. The Company assesses the recoverability of these intangible assets by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired assets. The amount of impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds.

            PRIME COMMUNICATION SITES HOLDING, L.L.C. AND SUBSIDIARY

                               DECEMBER 31, 1995

(2) LONG-TERM DEBT

     Long-term debt at December 31, 1995 consisted of:

  8.0% note payable to Bergh Towers in monthly installments
     of $4,182, including interest, with final payment due
     June 8, 2013. The note payable is secured by property
     purchased..............................................  $  423,788
  Note payable to Stainless Construction Co. in monthly
     installments of $4,167, including interest, with final
     payment due July 5, 1997. The note payable bears
     interest at prime plus 1% (10.0% at December 31, 1995)
     and is secured by the tower building and equipment
     purchased..............................................      79,167
  Notes payable to First State Bank in monthly installments
     of $9,016, including interest, with final payments due
     between September 1996 and July 2000. All but one notes
     payable bear interest at the bank's index plus 1.5%
     (10.5% at December 31, 1995). The fixed rate note
     payable is 10%. The notes payable are secured by the
     property purchased.....................................     382,247
  Notes payable to Sunwest Bank in monthly installments of
     $5,163, with final payments due September 1, 2000. The
     notes payable bear interest at the bank's index plus
     2.5% (11.25% at December 31, 1995). The notes payable
     are secured by the property purchased..................     227,845
  8% note payable to Carlyle Group (Members), with full
     payment due January 31, 1996...........................     100,000
  8% note payable to Prime Communication Sites, Inc. in
     quarterly installments of $68,000, with final payment
     due January 10, 2010. The note payable is secured by
     the towers and equipment purchased.....................   2,370,588
                                                              ----------
     Total long-term debt...................................   3,514,383
  Less current installments.................................     730,771
                                                              ----------
     Long-term debt, excluding current......................  $2,783,612
                                                              ----------

     Aggregate maturities of long-term debt are approximately $731,000, $577,000, $416,000, $415,000 and $380,000 for the five years ending December 31,
2000, respectively.

     The fair value of long-term debt (including current installments) is determined based on the Company's current incremental borrowing rate for similar types of borrowing arrangements. At December 31, 1995, the estimated fair value amounted to $3,431,896.

(3) MEMBERS' CAPITAL

     Pursuant to the Limited Liability Company Agreement of Prime Communication Sites Holding, L.L.C., there are two classes of membership in the Company. Class A Members (Carlyle-Prime Investors, L.P. and Carlyle-Prime Partners I, L.P.) receive Class A Units which are denominated to equal the cash capital contributions made plus the amount of unfunded commitment, divided by 100. Class A Member, Carlyle-Prime Investors, L.P., continue to be committed to contribute an additional $37,000,000 to the Company. Class A Members are permitted to elect three managers to the Management Committee.

            PRIME COMMUNICATION SITES HOLDING, L.L.C. AND SUBSIDIARY

                               DECEMBER 31, 1995

     Class B Members (Dale Harkins, Warren Harkins and Bill Kubena) receive Class B Units which are denominated to equal the capital contributions made divided by 100. Class B Members are permitted to elect two managers to the Management Committee.

                   MEMBERS' CAPITAL                     CONTRIBUTIONS     UNITS     CLASS
                   ----------------                     -------------    -------    -----
Carlyle-Prime Investors, L.P..........................   $1,504,558      385,046     A
Carlyle-Prime Partners I, L.P.........................    2,490,000       24,900     A
Dale Harkins..........................................      908,941        9,089     B
Warren Harkins........................................      908,941        9,089     B
Bill Kubena...........................................      908,942        9,089     B
                                                         ----------      -------
                                                         $6,721,382      437,213
                                                         ==========      =======

(4) RELATED PARTY TRANSACTIONS

     The Company was partially formed with the contribution of assets from Brad Communication Services Inc. and B.R.A.D. Communication Services. The partners in B.R.A.D. Communication Services include Dale Harkins, Warren Harkins and Bill Kubena, all of whom are Class B members. The Carlyle-Prime Investors, L.P. and Carlyle-Prime Partners I, L.P. are Class A members and majority owners of the Company and they contributed cash of $3,994,558. The contribution of net assets from Brad Communication Services, Inc. and B.R.A.D. Communication Services was accounted for at fair value using the purchase method. Accordingly, the towers and other identifiable intangible assets acquired were assigned an estimated fair value of $1,041,221 and $2,562,749, respectively, and the liabilities assumed amounted to $877,146. The contribution of these net assets amounting to $2,726,824 were credited to members' equity.

(5) LEASES

     The Company leases land for tower sites and corporate office space under various noncancelable operating leases. Lease and rental costs charged to expense during the year ended December 31, 1995 were approximately $275,000. Future minimum lease payments under noncancelable operating leases are approximately $335,000, $326,000, $327,000, $326,000 and $328,000 for the five years ending December 31, 2000, respectively.

(6) SUBSEQUENT EVENTS

     The Company entered into an agreement on October 11, 1996 to merge its assets with another company. The merger is scheduled to close by October 16, 1996.

================================================================================
  No person has been authorized to give any information or to make any representation other than those contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or any offer to sell or the solicitation of an offer to buy such securities under any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                          ----------------------------

                               TABLE OF CONTENTS

                          ----------------------------

                                           Page
                                           ----
Prospectus Summary.......................
Risk Factors.............................
Use of Proceeds..........................
Dividend Policy..........................
Dilution.................................
Capitalization...........................
Unaudited Pro Forma Condensed
  Consolidated Financial Statements......
Selected Consolidated Historical and Pro
  Forma Financial Data...................
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................
Business.................................
Management...............................
Certain Transactions.....................
Principal and Selling Stockholders.......
Description of Capital Stock.............
Shares Eligible for Future Sale..........
Underwriting.............................
Legal Matters............................
Experts..................................
Available Information....................
Index to Consolidated Financial
  Statements.............................  F-1

                          ----------------------------

  Until             , 1997 (25 days after the date of this Prospectus), all
dealers effecting transactions in the common stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.
================================================================================

================================================================================

                                             SHARES

                             [AMERICAN TOWER LOGO]

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS

                            ------------------------

                             MONTGOMERY SECURITIES

                               ALEX. BROWN & SONS
                                  INCORPORATED

                       PRUDENTIAL SECURITIES INCORPORATED

                                            , 1997
================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses of the offering are estimated to be as follows:

Securities and Exchange Commission registration fee.........  $17,424
NASD filing fee.............................................    6,250
NASDAQ listing fee..........................................     *
Legal fees and expenses.....................................     *
Accounting fees and expenses................................     *
Blue Sky fees and expenses (including legal fees)...........     *
Printing expenses...........................................     *
Transfer Agent fees.........................................     *
Miscellaneous...............................................     *
                                                              -------
  TOTAL.....................................................  $  *
                                                              =======

---------------

* To be provided by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Delaware law, a corporation may include provisions in its certificate of incorporation that will relieve its directors of monetary liability for breaches of their fiduciary duty to the corporation, except under certain circumstances, including a breach of the director's duty of loyalty, acts or omissions of the director not in good faith or which involve intentional misconduct or a knowing violation of law, the approval of an unlawful payment of a dividend or an unlawful purchase by the corporation of stock or any transaction from which the director derived an improper personal benefit. The Company's Amended and Restated Certificate of Incorporation provides that the Company's directors are not liable to the Company or its stockholders for monetary damages for breach of their fiduciary duty, subject to the described exceptions specified by Delaware law.

     Section 145 of the Delaware General Corporation Law grants to the Company the power to indemnify each officer and director of the Company against liabilities and expenses incurred by reason of the fact that he is or was an officer or director of the Company if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Bylaws of the Company provide for indemnification of each officer and director of the Company to the fullest extent permitted by Delaware law.

     Section 145 of the Delaware General Corporation Law also empowers the Company to purchase and maintain insurance on behalf of any person who is or was an officer or director of the Company against liability asserted against or incurred by him in any such capacity, whether or not the Company would have the power to indemnify such officer or director against such liability under the provisions of Section 145. The Company intends to provide directors' and officers' liability insurance coverage.

     Reference is made to the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement for a description of indemnification arrangements related to the Offering.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     In October 1994, the Company issued an aggregate of 4,927,500 shares of its Class A Common Stock to Chase Manhattan Capital Corporation, Equus Equity Appreciation Fund, L.P., Max Bowen Enterprises, Summit Capital Inc. ("Summit Capital") and other private investors, including persons affiliated with Summit Capital for an aggregate of $6.75 million. Summit Capital received a financial advisory fee of

$600,000 in connection with this placement and the Bowen-Smith Acquisition. No other discounts or commissions were paid in connection with the financing. In October 1994, the Company also issued warrants to purchase 909,726 and 227,395 shares of Common Stock to BOCP II, Limited Liability Company (formerly Banc One Capital Partners II, L.P.) and Max Bowen Enterprises. These warrants have a nominal exercise price.

     The Company issued 1,642,500 shares of its Series A Preferred Stock, together with warrants to purchase 1,642,500 shares of Common Stock, in December 1995 for aggregate proceeds of $4.5 million. The offering was made solely to the Company's existing stockholders.

     In October 1996 the Company issued 274,626 and 198,487 shares of Common Stock to Carlyle-Prime Investors, L.P. and Carlyle-Prime Partners I, L.P., respectively, as a portion of the consideration for the Prime Acquisition.

     On December 31, 1996, a holder of warrants to purchase 98,550 shares of Common Stock acquired in connection with the Series A Preferred Stock offering exercised the warrant and acquired 98,550 shares of Common Stock for cash consideration of $13.50.

     In February 1997, the Company agreed to issue a number of shares of Common Stock having a value of $1.0 million based upon the initial public offering price in the Offering to an entity affiliated with The Carlyle Group as a portion of the consideration for the acquisition of a communications tower. The shares will be delivered upon consummation of the Offering.

     [Describe additional exercises of warrants if any occur prior to filing]

     The Company relied on an exemption from registration under Section 4(2) of the Securities Act in connection with each sale of securities described herein. The Company obtained representations that each purchaser was an "accredited
investor" as defined under Regulation D of the Securities Act. [On February   ,
1997, each outstanding share of Class A Common Stock was reclassified into shares of Common Stock, and to the extent such reclassification constituted a sale subject to the Securities Act, was exempt from registration thereunder by virtue of Section 3(a)(9) of the Securities Act.]

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:

   *1.1   --   Form of Underwriting Agreement
   *3.1   --   Form of Amended and Restated Certificate of Incorporation of
               the Company
   *3.2   --   Form of Amended and Restated Bylaws of the Company
   *4.1   --   Form of Specimen Common Stock certificate
    4.2   --   Certificate of Designations of the Series A Redeemable
               Preferred Stock
   *5.1   --   Opinion of Vinson & Elkins L.L.P.
   10.1   --   Securityholders Agreement dated October 12, 1994
   10.2   --   Contribution and Transfer Agreement among Prime
               Communication Sites Holding, L.L.C., ATC Holdings Corp., ATC
               Merger Corp. and TCG Towers, L.L.C., Carlyle-Prime
               Investors, L.P., Carlyle-Prime Partners I, L.P., Bill
               Kubena, Dale Harkins, Warren D. Harkins, and B.R.A.D.
               Communications Services, Inc. dated October 11, 1996
   10.3   --   Credit Agreement dated as of October 11, 1996 between The
               First National Bank of Boston, as Agent, and ATC Tower Corp.
   10.4   --   Security Agreement dated as of October 11, 1996 between The
               First National Bank of Boston, as Managing Agent, Wells
               Fargo Bank (Texas) National Association, as Collateral Agent
               and ATC Tower Corp.
   10.5   --   Guarantee Agreement dated as of October 11, 1996 between The
               First National Bank of Boston, as Managing Agent, American
               Tower Corporation, ATC Holdings Corp., ATC Tower Corp.,
               Gritz Tower Maintenance Company, Westark Tower,
               Incorporated, ATC-Prime I, L.L.C. and ATC-Prime II, L.L.C.

   10.6   --   Pledge Agreement dated as of October 11, 1996 between The
               First National Bank of Boston, as Managing Agent, and ATC
               Holdings Corp.
   10.7   --   Management Agreement dated as of October 12, 1994 between
               Bowen-Smith Corp. and Summit Capital Inc.
   10.8   --   Non-Competition Agreement dated as of October 12, 1994
               between Max Bowen and American Tower Corporation
   10.9   --   Consulting Agreement by and between Max Bowen and
               Bowen-Smith Corp. dated as of October 17, 1994
  *10.10  --   American Tower Corporation 1995 Stock Option Plan
   10.11  --   Lease Agreement between Max Bowen and Bowen-Smith Corp.
   10.12  --   Letter Agreement among ATC Tower Corp. and Max Bowen
               Enterprises
   10.13  --   Agreement among Ultra Towers, L.L.C. and American Tower
               Corporation dated as of March 5, 1997
  *11.1   --   Computation of Earnings per share
  *21.1   --   List of subsidiaries of the Company
   23.1   --   Consent of KPMG Peat Marwick LLP
   23.2   --   Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1 hereto)
   24.1   --   Power of Attorney (included on the signature page to this
               Registration Statement)

---------------

* To be filed by amendment.

     Certain instruments defining the rights of holders of long-term debt which do not exceed 10% of the total assets of the Company have been omitted in accordance with the rules of the Commission. Copies of such instruments will be furnished to the Commission upon request.

     (b) Consolidated Financial Statement Schedules, Years ended December 31, 1994, 1995 and 1996.

          The following Consolidated Financial Statement Schedule is included in
     Part II of this Registration Statement:

Independent Auditors' Report -- S-1
Schedule I  --   Condensed Financial Information of Registrant -- S-2

          All other schedules are omitted because the required information is inapplicable or the information is presented in the Consolidated Financial Statements or related notes.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to provide at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston,
State of Texas, on the      day of March, 1997.

                                          American Tower Corporation

                                          By        /s/ FRED R. LUMMIS
                                            ------------------------------------
                                                       Fred R. Lummis
                                               President and Chief Executive
                                                           Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Fred R. Lummis and Marty L. Jimmerson, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including, without limitation, post-effective amendments) to this Registration Statement and any subsequent registration statement filed by the Registrant pursuant to Rule 462(b) of the Securities Act of 1933, which relates to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----

                 /s/ FRED R. LUMMIS                      Chairman of the Board, and
-----------------------------------------------------      Chief Executive Officer
                   Fred R. Lummis

               /s/ MARTY L. JIMMERSON                    Vice President -- Finance
-----------------------------------------------------      (Principal Financial
                 Marty L. Jimmerson                        Officer and Principal
                                                           Accounting Officer)

                                                         Director
-----------------------------------------------------
                      Max Bowen

                /s/ ARNIE L. CHAVKIN                     Director
-----------------------------------------------------
                  Arnie L. Chavkin

                   /s/ MARK D. EIN                       Director
-----------------------------------------------------
                     Mark D. Ein

                 /s/ GEORGE B. KELLY                     Director
-----------------------------------------------------
                   George B. Kelly

                 /s/ WILLIAM K. LUBY                     Director
-----------------------------------------------------
                   William K. Luby

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors


American Tower Corporation:



The audits referred to in our report dated January 17, 1997, included the related financial statement schedule as of December 31, 1996, and for each of the years in the two-year period ended December 31, 1996, included in the registration statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits. In our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements, taken as a whole, present fairly in all material respects the information set forth therein.



                                          KPMG PEAT MARWICK LLP



Houston, Texas


January 17, 1997

                                                                      SCHEDULE I


                           AMERICAN TOWER CORPORATION

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                                (PARENT COMPANY)

                            CONDENSED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS


                                                                 DECEMBER 31,
                                                              ------------------
                                                               1995       1996
                                                              -------    -------
Current assets:
  Cash and cash equivalents.................................  $ 1,389    $     5
Intercompany receivable.....................................    2,000      2,165
Investment in subsidiaries, at equity.......................    7,703     13,428
                                                              -------    -------
          Total assets......................................  $11,092    $15,598
                                                              =======    =======

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $    35    $    --
Redeemable Preferred Stock, $.01 par value, 22,500 shares
  authorized, issued, and outstanding.......................    3,633      4,000
Shareholders' equity:
  Common stock, $.01 par value, 45,000,000 shares
     authorized; 4,927,500 and 5,499,163 shares issued and
     outstanding, respectively..............................       49         55
  Additional paid-in capital................................    7,876     11,997
  Accumulated deficit.......................................     (501)      (454)
                                                              -------    -------
          Total shareholders' equity........................    7,424     11,598
                                                              -------    -------
          Total liabilities and shareholders' equity........  $11,092    $15,598
                                                              =======    =======

                                                                      SCHEDULE I


                                                                     (CONTINUED)


                           AMERICAN TOWER CORPORATION

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                                (PARENT COMPANY)

                       CONDENSED STATEMENTS OF OPERATIONS

                                 (IN THOUSANDS)



                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                              ---------------
                                                              1995      1996
                                                              -----     -----
Total revenues..............................................  $  --     $  --
Operating expenses:
  Direct tower costs........................................     --        --
  Selling, general, and administrative......................     --         4
  Depreciation and amortization.............................     --        --
                                                              -----     -----
          Total operating expenses..........................     --         4
                                                              -----     -----
  Operating income (loss)...................................     --        (4)
Interest income.............................................      5       203
Equity in subsidiaries' losses..............................   (577)     (152)
                                                              -----     -----
Net income (loss)...........................................  $(572)    $  47
                                                              =====     =====

                                                                      SCHEDULE I


                                                                     (CONTINUED)


                           AMERICAN TOWER CORPORATION

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                                (PARENT COMPANY)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)



                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                               1995       1996
                                                              -------    -------
Cash flows from operating activities:
  Net income (loss).........................................  $  (572)   $    47
  Adjustments to reconcile net income (loss) to net cash
     used in operating activities:
     Decrease in equity in loss of subsidiary...............      577        152
     Changes in assets and liabilities:
       Accounts payable.....................................       --        (35)
                                                              -------    -------
     Net cash provided by operating activities..............        5        164
                                                              -------    -------
Cash flows from investing activities:
  Capital contributions to subsidiaries.....................     (250)    (1,750)
                                                              -------    -------
     Net cash used in investing activities..................     (250)    (1,750)
                                                              -------    -------
Cash flows from financing activities:
  Increase in intercompany receivable.......................   (2,000)      (165)
  Proceeds from issuance of preferred stock.................    3,633        367
                                                              -------    -------
     Net cash provided by financing activities..............    1,633        202
                                                              -------    -------
     Net increase (decrease) in cash and cash equivalents...    1,388     (1,384)
Cash and cash equivalents at beginning of year..............        1      1,389
                                                              -------    -------
Cash and cash equivalents at end of year....................  $ 1,389    $     5
                                                              =======    =======

Supplemental disclosure of noncash financing activity:
  Common stock issued for acquisition of towers and related
     assets.................................................  $    --    $ 4,127
                                                              =======    =======

                                                                      SCHEDULE I


                                                                     (CONTINUED)


                           AMERICAN TOWER CORPORATION

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                                (PARENT COMPANY)

             NOTES TO CONDENSED FINANCIAL INFORMATION OF REGISTRANT

(A) GUARANTEES


     American Tower Corporation (ATC) has guaranteed its subsidiary's borrowings under the October 1996 Credit Facility which totaled $39.8 million at December 31, 1996.


(B) REDEEMABLE PREFERRED STOCK


     In December 1995, ATC commenced a private placement offering to its existing security holders to sell up to 22,500 newly created shares of Series A Redeemable Preferred Stock (Series A Preferred Stock), $0.01 par value, at $200 per share. Net proceeds to ATC were approximately $4,500,000. As of December 31, 1995, ATC had received $4,133,000 in cash for the offering. The remaining $367,000 was received in January 1996.



     The shares of Series A Preferred Stock were sold together with 10-year warrants to purchase a total of 1,642,500 shares of Common Stock at a nominal exercise price. ATC determined the warrants to have an estimated fair value of $500,000 at the offering date which was recorded as additional paid-in capital and a reduction of the Series A Preferred Stock.



     Each share of Series A Preferred Stock has a liquidation preference of $200 per share. ATC at its option can redeem any or all the outstanding shares of preferred stock for $200 per share. ATC is required to redeem all such shares at a price of $200 per share upon the occurrence of (i) a public offering or (ii) a change of control. The preferred shares have no voting or dividend rights.


(C) DIVIDENDS FROM SUBSIDIARIES

     No dividends have been paid to ATC by its subsidiaries as of December 31, 1996. The subsidiaries are restricted from paying dividends to ATC pursuant to the October 1996 Credit Facility.

(D) AFFILIATED TRANSACTIONS

     A subsidiary paid to ATC $5,000 and $203,000 in 1995 and 1996, respectively, for interest on intercompany receivables.

                              INDEX TO EXHIBITS

   *1.1   --   Form of Underwriting Agreement
   *3.1   --   Form of Amended and Restated Certificate of Incorporation of
               the Company
   *3.2   --   Form of Amended and Restated Bylaws of the Company
   *4.1   --   Form of Specimen Common Stock certificate
    4.2   --   Certificate of Designations of the Series A Redeemable
               Preferred Stock
   *5.1   --   Opinion of Vinson & Elkins L.L.P.
   10.1   --   Securityholders Agreement dated October 12, 1994
   10.2   --   Contribution and Transfer Agreement among Prime
               Communication Sites Holding, L.L.C., ATC Holdings Corp., ATC
               Merger Corp. and TCG Towers, L.L.C., Carlyle-Prime
               Investors, L.P., Carlyle-Prime Partners I, L.P., Bill
               Kubena, Dale Harkins, Warren D. Harkins, and B.R.A.D.
               Communications Services, Inc. dated October 11, 1996
   10.3   --   Credit Agreement dated as of October 11, 1996 between The
               First National Bank of Boston, as Agent, and ATC Tower Corp.
   10.4   --   Security Agreement dated as of October 11, 1996 between The
               First National Bank of Boston, as Managing Agent, Wells
               Fargo Bank (Texas) National Association, as Collateral Agent
               and ATC Tower Corp.
   10.5   --   Guarantee Agreement dated as of October 11, 1996 between The
               First National Bank of Boston, as Managing Agent, American
               Tower Corporation, ATC Holdings Corp., ATC Tower Corp.,
               Gritz Tower Maintenance Company, Westark Tower,
               Incorporated, ATC-Prime I, L.L.C. and ATC-Prime II, L.L.C.
   10.6   --   Pledge Agreement dated as of October 11, 1996 between The
               First National Bank of Boston, as Managing Agent, and ATC
               Holdings Corp.
   10.7   --   Management Agreement dated as of October 12, 1994 between
               Bowen-Smith Corp. and Summit Capital Inc.
   10.8   --   Non-Competition Agreement dated as of October 12, 1994
               between Max Bowen and American Tower Corporation
   10.9   --   Consulting Agreement by and between Max Bowen and
               Bowen-Smith Corp. dated as of October 17, 1994
  *10.10  --   American Tower Corporation 1995 Stock Option Plan
   10.11  --   Lease Agreement between Max Bowen and Bowen-Smith Corp.
   10.12  --   Letter Agreement among ATC Tower Corp. and Max Bowen
               Enterprises
   10.13  --   Agreement among Ultra Towers, L.L.C. and American Tower
               Corporation dated as of March 5, 1997
  *11.1   --   Computation of Earnings per share
  *21.1   --   List of subsidiaries of the Company
   23.1   --   Consent of KPMG Peat Marwick LLP
   23.2   --   Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1 hereto)
   24.1   --   Power of Attorney (included on the signature page to this
               Registration Statement)

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* To be filed by amendment.